Exhibit 99.1

Form 51-102F4

Business Acquisition Report

Item 1 Identity of Company

1.1	Name and Address of Company

Maxar Technologies Ltd. (formerly known as MacDonald, Dettwiler and Associates Ltd.) (the “Company”)

1570-200 Burrard Street

Vancouver, BC V6C 3L6

1.2	Executive Officer

For further information, please contact William McCombe, executive vice president and chief financial officer, by telephone at (650) 852-5163 or Michelle Kley, senior vice president, general counsel and corporate secretary, by telephone at (650) 852-5164.

Item 2 Details of Acquisition

2.1	Nature of Business Acquired

On October 5, 2017, the Company and DigitalGlobe, Inc., a Delaware corporation (“DigitalGlobe”) completed their previously announced merger transaction in accordance with the agreement and plan of merger dated February 24, 2017 (the “Merger Agreement”) between the Company, DigitalGlobe, Maxar Technologies Holdings Inc. (formerly known as SSL MDA Holdings, Inc.), a wholly owned subsidiary of the Company (“Holdings”), and Merlin Merger Sub, Inc., a wholly owned subsidiary of Holdings (“Merger Sub”), pursuant to which, among other things, Merger Sub merged with and into DigitalGlobe (the “Merger”), with DigitalGlobe surviving the Merger as an indirect wholly owned subsidiary of the Company.

DigitalGlobe is a leading global provider of high-resolution Earth-imagery products and services sourced from its own advanced satellite constellation and third-party providers. DigitalGlobe’s imagery solutions support a wide variety of users in defense and intelligence, civil agencies, mapping and analysis, environmental monitoring, oil and gas exploration, infrastructure management, Internet portals, and navigation technology.

For a more detailed description of the Merger, please refer to the section entitled “The Merger” at pages 47 to 86 of the Management Information Circular of the Company dated June 21, 2017 (the “Circular”). For further information regarding DigitalGlobe and its business activities prior to the Merger, please refer to the sections entitled “Corporate Structure” and “Business of DigitalGlobe” at pages F-3 to F-14 of “Appendix F – Information Concerning DigitalGlobe, Inc.” to the Circular. The sections of the Circular referenced above, and the Circular, do not form part of, and are not incorporated by reference in, this Business Acquisition Report. The Circular has been filed with the securities regulatory authorities in each of the provinces of Canada and is available for viewing on Company’s SEDAR profile at www.sedar.com.

2.2	Acquisition Date

October 5, 2017.

2.3	Consideration

As consideration for the Merger, DigitalGlobe shareholders received for each share of DigitalGlobe common stock outstanding (a) cash in an amount equal to US$17.50 and (b) 0.3132 of a validly issued, fully paid and non-assessable common share of the Company, without interest and subject to any required withholding for taxes (the “Merger Consideration”). The aggregate consideration paid to former shareholders and equityholders of DigitalGlobe by the Company in the Merger was approximately US$1,155,484,340 in cash plus approximately 19,644,240 shares of the Company. In addition, certain DigitalGlobe restricted stock units represent the contingent right to receive approximately 592,038 common shares of the Company (such DigitalGlobe restricted stock units also represented a right to receive approximately US$33,154,313 in cash which was paid on the closing date of the Merger and is included in the aggregate cash consideration number above). All of the former holders of DigitalGlobe Series A Convertible Preferred Stock and holders of 352,225 shares of DigitalGlobe common stock have taken steps to exercise appraisal rights under Section 262 of the Delaware General Corporation Law (“DGCL”). If any such holder abandons or fails to perfect their appraisal rights under the DGCL, such holder will be entitled to receive the Merger Consideration that it would have otherwise been entitled to receive pursuant to the Merger Agreement. If all such holders abandon or fail to perfect their appraisal rights, the aggregate Merger Consideration that would be payable to such former holders is US$59,696,962 in cash and 1,068,405 common shares of the Company.

On October 5, 2017, in connection with the Merger, the Company amended and restated its 2012 Credit Agreement (the “Amended and Restated Credit Agreement”) administered for the lenders by Royal Bank of Canada to establish (a) a four year senior secured first lien revolving credit facility in an aggregate principal amount of US$1,150,000,000; (b) a four year senior secured first lien operating facility in an aggregate principal amount of US$100,000,000; (b) a senior secured first lien term loan A facility in an aggregate principal amount of US$500,000,000 consisting of a US$250,000,000 tranche with a three year maturity and a US$250,000,000 tranche with a four year maturity; and (c) a seven year senior secured first lien term loan B facility in an aggregate principal amount of US$2,000,000,000. Obligations of the Company are guaranteed on a senior secured first lien basis by DigitalGlobe and other subsidiaries (that are not excluded subsidiaries) designated by the Company from time to time, provided that adjusted EBITDA of the Company and its designated subsidiaries shall be no less than 85% of consolidated adjusted EBITDA of the Company. The cash portion of the Merger Consideration was satisfied through funds drawn from the Amended and Restated Credit Agreement.

The foregoing description of the Amended and Restated Credit Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amended and Restated Credit Agreement. A copy of the Amended and Restated Credit Agreement has been filed on the Company’s SEDAR profile and is available for viewing at www.sedar.com.

2.4	Effect on Financial Position

The Company does not have any plans or proposals for material changes in its business affairs, or the affairs of DigitalGlobe, which would have a significant effect on the financial performance or position of the Company.

2.5	Prior Valuations

To the knowledge of the Company, there has not been any valuation opinion obtained within the last 12 months by either the Company or DigitalGlobe required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company under the Merger.

2.6	Parties to Transaction

Pursuant to the Merger, Merger Sub, a wholly-owned subsidiary of the Company, merged with and into DigitalGlobe, with DigitalGlobe surviving the merger as a direct wholly-owned subsidiary of the Company. DigitalGlobe was not an informed person (as such term is defined in section 1.1 of National Instrument 51-102 Continuous Disclosure Obligations), associate or affiliate of the Company prior to the Merger.

2.7	Date of Report

November 14, 2017.

Item 3 Financial Statements and Other Information

The following financial statements are attached as schedules to this Business Acquisition Report and form an integral part of this Business Acquisition Report:

Exhibit A - Selected Unaudited Pro Forma Combined Financial Data

Attached as Exhibit A is Selected Unaudited Pro Forma Combined Financial Data for the year ended December 31, 2016 and for the nine month period ended September 30, 2017.

Exhibit B - Unaudited Pro Forma Condensed Combined Financial Statements of the Company

Attached as Exhibit B hereto are (a) the unaudited pro forma condensed combined statement of earnings of the Company for the nine months ended September 30, 2017 and the year ended December 31, 2016 and (b) the condensed combined statement of financial position as at September 30, 2017.

Exhibit C - Consolidated Financial Statements of DigitalGlobe

Attached as Exhibit C hereto are (a) the audited consolidated financial statements of DigitalGlobe as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, and the notes thereto, together with the independent auditor’s report thereon; and (b) the unaudited condensed consolidated interim financial statements of DigitalGlobe as at and for the three and six months ended June 30, 2017 and June 30, 2016, and the notes thereto. Pricewaterhouse Coopers LLP, the auditor of DigitalGlobe, has not given its consent that its auditor’s report can be included in this Business Acquisition Report.

Caution Regarding Unaudited Pro Forma Condensed Combined Financial Statements

This Business Acquisition Report contains the unaudited pro forma condensed combined financial statements of the Company comprised of the condensed combined statement of earnings of the Company for the nine months ended September 30, 2017 and the year ended December 31, 2016 and the condensed combined balance sheet as at September 30, 2017, giving effect to the Merger. Such unaudited pro forma condensed combined financial statements have been prepared using certain of the Company’s and DigitalGlobe’s respective historical financial statements as more particularly described in the notes to such unaudited pro forma condensed combined financial statements. In preparing such unaudited pro forma condensed combined financial statements, the Company has not independently verified the financial statements of DigitalGlobe that were used to prepare the unaudited pro forma condensed combined financial statements. The historical unaudited condensed combined and historical audited consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to events that are: (i) directly attributable to the pro forma events, for which there are firm commitments and for which the complete financial effects are objectively determinable and (ii) with respect to the unaudited pro forma condensed combined statements of earnings, expected to have a continuing impact on the combined company’s results. As such, the impact from merger-related expenses is not included in the unaudited pro forma condensed combined statements of earnings. The unaudited pro forma condensed combined financial statements do not reflect any cost savings from operational efficiencies or synergies that could result from the Merger or for liabilities that may result from integration planning. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not necessarily reflect what the combined company’s financial condition and results of operations would have been had the Merger occurred on the dates indicated.

They also may not be useful in predicting the future financial condition and results of the operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The pro forma adjustments and purchase price allocation for DigitalGlobe are based on preliminary estimates of the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed, currently available information and certain assumptions that the Company believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma condensed combined financial statements. As a result of these factors, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

Forward-Looking Statements

This Business Acquisition Report may contain certain “forward-looking statements” or “forward-looking information” under applicable securities laws. Forward-looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or ”expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.

Any such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results and expectations to differ materially from the anticipated results or expectations expressed in this Business Acquisition Report. The Company cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. You are referred to the risk factors described in the Company’s most recent annual Management’s Discussion and Analysis, Annual Information Form and other documents on file with the Canadian securities regulatory authorities, which are available online under the Company’s SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at www.mdacorporation.com. The forward-looking statements and information contained in this Business Acquisition Report represent the Company’s views only as of today’s date. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether because of new information, future events or otherwise, other than as required by law, rule or regulation. You should not place undue reliance on forward-looking statements.

Exhibit “A”

Selected Unaudited Pro Forma Combined Financial Data

(See attached)

“A” - 1

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following selected unaudited pro forma combined financial data gives effect to the Merger, for purposes of the unaudited pro forma condensed combined balance sheet data as if it had occurred on September 30, 2017, and for purposes of the unaudited pro forma condensed combined statement of earnings data for the nine months ended September 30, 2017 and for the year ended December 31, 2016, as if the Merger had occurred on January 1, 2016. The selected unaudited pro forma combined financial data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial statements.

Financial statements of DigitalGlobe for the nine months ended September 30, 2017 have not been prepared at the time of this filing and are not presented in this Business Acquisition Report. Management has included unaudited financial information as at and for the nine months ended September 30, 2017 in the accompanying pro forma condensed combined balance sheet and pro forma condensed combined statement of earnings based on accounting records and information available at the time of this filing.

The unaudited pro forma condensed combined financial statements should be read in conjunction with: (i) the historical unaudited condensed consolidated and historical audited consolidated financial statements of Maxar for the three and nine months ended September 30, 2017 and as at and for the year ended December 31, 2016, respectively, and the related notes thereto and (ii) the historical unaudited condensed consolidated and historical audited consolidated financial statements of DigitalGlobe for the three months and six months ended June 30, 2017 and as of and for the year ended December 31, 2016, respectively, and the related notes thereto included in DigitalGlobe’s quarterly report on Form 10-Q for the six months ended June 30, 2017 and annual report on Form 10-K for the year ended December 31, 2016, respectively. As noted above, financial statements of DigitalGlobe as at and for the nine months ended September 30, 2017 are not available at the time of this filing.

The selected unaudited pro forma combined financial data have been prepared for illustrative purposes only and are not necessarily indicative of the operating results or financial condition that would have been achieved if the Merger had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the combined entities for any future period or as of any future date. The selected pro forma combined financial data may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts presented. Also, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial statements, the preliminary fair values of assets acquired and liabilities assumed reflected in the selected pro forma combined financial data are subject to adjustment and may vary materially from the fair values that will be recorded upon completion of the Merger. Similarly, the pro forma adjustments are preliminary, and may differ from the actual adjustments to the consolidated financial statements of Maxar upon the closing of the Merger.

Pro forma combined statement of earnings data	Nine months ended September 30, 2017	Year ended December 31, 2016
(C$ millions, except per common share amounts)
IFRS measures:
Consolidated revenues	2,314.9	3,079.3
Earnings before interest and taxes	274.0	345.4
Net earnings	76.3	114.5
Diluted earnings per share	1.32	1.92
Non-IFRS measures:
Adjusted operating EBITDA	755.9	996.8
Adjusted operating earnings	264.9	414.0
Adjusted operating earnings per share	4.58	7.16

As at September 30, 2017

Pro forma combined balance sheet data	(C$ millions)
Total assets	8,275.1
Total long-term debt (including current portion)	3,928.7
Total shareholders’ equity	2,357.9

Non-IFRS measures

In addition to results reported in accordance with IFRS, Maxar uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include adjusted operating earnings, adjusted operating earnings per share and adjusted operating EBITDA. Maxar believes these supplementary financial measures reflect Maxar’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

Maxar defines operating earnings as net earnings excluding the impact of specified items affecting comparability, including, where applicable, non-operational income and expenses, amortization of acquisition related intangible assets, share-based compensation, and other gains and losses. The use of the term “non-operational income and expenses” is defined by Maxar as those items or income and expenses that do not impact operating decisions taken by Maxar’s management and is based upon the way Maxar’s management evaluates the performance of Maxar’s business for use in Maxar’s internal management reports. For the pro forma financial results, adjusted operating earnings also excludes the impact of specified items from DigitalGlobe’s net earnings including stock-based compensation expense, certain restructuring and re-engineering costs (classified as restructuring and enterprise improvement costs in the tables below), joint venture losses, acquisition costs and loss from extinguishment of debt. Income tax expense on adjusted operating earnings is computed using the substantively enacted income tax rate, adjusted to account for the specified items affecting comparability such as non-deductible expenses and the recognition of deferred tax assets. Adjusted operating earnings per share is calculated using diluted weighted average shares outstanding and does not represent actual earnings per share attributable to shareholders. Maxar believes that the disclosure of adjusted operating earnings and adjusted operating earnings per share allows investors to evaluate the operational and financial performance of Maxar’s ongoing business using the same evaluation measures that its management uses, and is therefore a useful indicator of Maxar’s performance or expected performance of recurring operations.

Maxar defines adjusted operating EBITDA as earnings before interest, taxes, depreciation and amortization, and adjusted for certain corporate expenses and items affecting comparability as specified in the calculation of adjusted operating earnings. Adjusted operating EBITDA is presented on a basis consistent with Maxar’s internal management reports. Maxar discloses adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

Adjusted operating earnings, adjusted operating earnings per share and adjusted operating EBITDA do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Maxar cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

The following table reconciles, on a pro forma basis, net earnings to adjusted operating earnings for the nine months ended September 30, 2017 and for the fiscal year ended December 31, 2016:

	Nine months ended September 30, 2017	Year ended December 31, 2016
(C$ millions, except per common share amounts)
Net earnings	76.3	114.5
Share-based compensation expense	39.4	43.4
Amortization of acquisition related intangible assets	198.7	257.0
Restructuring and enterprise improvement costs	22.8	21.2
Acquisition related expense	0.3	1.3
Executive compensation settlement	—	3.0
Foreign exchange differences	(13.8)	3.7
Joint venture (gains) / losses	(1.2)	5.1
Loss from extinguishment of debt	0.7	47.6
Income tax expense adjustment	(58.3)	(82.8)

Adjusted operating earnings	264.9	414.0

Diluted adjusted operating earnings per share	4.58	7.16

The following table reconciles, on a pro forma basis, net earnings to EBITDA and adjusted operating EBITDA for the nine months ended September 30, 2017 and for the fiscal year ended December 31, 2016.

	Nine months ended September 30, 2017	Year ended December 31, 2016
(C$ millions, except per common share amounts)
Net earnings	76.3	114.5
Depreciation and amortization	403.9	544.7
Net finance expense	191.3	202.9
Income tax expense / (recovery)	6.9	(24.8)

EBITDA	678.4	837.3
Corporate expense	29.3	34.2
Share-based compensation expense	39.4	43.4
Restructuring and enterprise improvement costs	22.8	21.2
Acquisition related expense	0.3	1.3
Executive compensation settlement	—	3.0
Foreign exchange differences	(13.8)	3.7
Joint venture (gains) / losses	(1.2)	5.1
Loss from extinguishment of debt	0.7	47.6

Adjusted operating EBITDA	755.9	996.8

Exhibit “B”

Unaudited Pro Forma Condensed Combined Financial Statements of the Company

(See attached)

“B” - 1

Pro Forma Condensed Combined Financial Statements of

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Nine months ended September 30, 2017 and

Year ended December 31, 2016

(Unaudited)

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Pro Forma Condensed Combined Balance Sheet

September 30, 2017

(Unaudited)

(in thousands of Canadian dollars unless otherwise noted)

Assets	As at September 30, 2017
								Pro Forma Condensed
	Maxar	DigitalGlobe	DigitalGlobe	Adjustments to		Pro Forma		Combined Balance
	in IFRS	in US GAAP	in US GAAP	IFRS		adjustments		Sheet
	CAD	USD	CAD	CAD	Note 4	CAD	Note 5	CAD
Current assets:
Cash and cash equivalents	13,460	174,700	218,026	—		4,001,439	(b)	56,171
						(1,516,546)	(b)
						(1,579,267)	(b)
						(876,247)	(b)
						(74,066)	(b)
						(130,628)	(b), (i)
Trade and other receivables	267,004	133,300	166,359	—		(4,476)	(e)	428,887
Other current assets	591,650	30,000	37,440	—		(530)	(e)	627,434
						(1,126)	(m)

	872,114	338,000	421,825	—		(181,447)		1,112,492

Non-current assets:
Orbital receivables	523,894	—	—	—		—		523,894
Other non-current assets	116,943	90,900	113,444	—		(2,050)	(e)	221,473
						(2,159)	(m)
						(4,705)	(k)
Property, plant and equipment	457,287	1,837,300	2,292,950	(174,442)	(c)	(1,246,206)	(a)	1,315,088
						(14,501)	(e)
Intangible assets	428,384	74,100	92,477	174,442	(c)	1,352,071	(a)	2,047,374
Goodwill	880,674	577,400	720,595	—		1,453,497	(a)	3,054,766

	2,407,182	2,579,700	3,219,466	—		1,535,947		7,162,595

	$3,279,296	$2,917,700	$3,641,291	$—		$1,354,500		$8,275,087

Liabilities and Shareholders’ Equity
Current liabilities:
Trade and other payables	254,921	41,100	51,293	—		(4,478)	(e)	286,345
						(15,391)	(i)
Non-financial liabilities	23,380	90,400	112,819	95,450	(a)	(21,133)	(a)	210,516
Construction contract liabilities	318,538	—	—	—		(14,262)	(e)	304,276
Other current liabilities	193,719	32,900	41,060	—		—		234,779
Current portion of long-term debt	2,535	12,800	15,974	—		(15,974)	(b)	27,566
						71	(m)
						24,960	(b)

	793,093	177,200	221,146	95,450		(46,207)		1,063,482

Non-current liabilities:
Employee benefits	303,544	200	250	—		—		303,794
Deferred tax liabilities	15,249	118,700	148,138	(77,402)	(b)	70,256	(a)	156,241
Securitization liability	117,385	—	—	—		—		117,385
Non-financial liabilities	16,569	194,500	242,736	114,311	(a)	(63,398)	(a)	310,218
Other non-current liabilities	63,136	1,400	1,747	—		—		64,883
Long-term debt	879,324	1,235,100	1,541,405	—		(1,563,293)	(b)	3,901,151
						21,825	(m)
						(876,247)	(b)
						429	(m)
						3,976,479	(b)
						(74,066)	(b)
						(4,705)	(k)

	2,188,300	1,727,100	2,155,422	132,359		1,441,073		5,917,154

Shareholders’ equity:
Share capital and contributed surplus	577,407	1,192,500	1,488,240	—		(1,488,240)	(l)	1,988,008
						1,410,601	(a)
Retained earnings	316,589	(1,900)	(2,371)	(209,761)	(a)	(115,237)	(i)	172,925
				77,402	(b)	134,730	(l)
						(2,817)	(e)
						(21,825)	(m)
						(3,785)	(m)
Accumulated other comprehensive income	197,000	—	—	—		—		197,000

Total shareholders’ equity	1,090,996	1,190,600	1,485,869	(132,359)		(86,573)		2,357,933

	$3,279,296	$2,917,700	$3,641,291	$—		$1,354,500		$8,275,087

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Pro Forma Condensed Combined Statement of Earnings

For the nine months ended September 30, 2017

(Unaudited)

(in thousands of Canadian dollars unless otherwise noted)

	For the nine months ended September 30, 2017
								Pro Forma Condensed
								Combined Statement of
	Maxar	DigitalGlobe	DigitalGlobe	Adjustments		Pro Forma		Earnings
	in IFRS	in US GAAP	in US GAAP	to IFRS		adjustments		in IFRS
	CAD	USD	CAD	CAD	Note 4	CAD	Note 5	CAD
Revenues	1,419,346	658,300	860,159	74,862	(a)	(17,101)	(e)	2,314,928
						(22,338)	(h)
Direct costs, selling, general and administration	1,165,954	339,552	443,606	—		(17,101)	(e)	1,592,459
Depreciation and amortization	75,211	251,700	328,833	—		150,495	(f)	403,839
						(150,700)	(g)
Foreign exchange gain	(17,602)	—	—	—		—		(17,602)
Share-based compensation expense	15,642	18,200	23,787	—		—		39,429
Other expense	60,217	15,448	20,288	—		(57,679)	(i)	22,826

Earnings before interest and income taxes	119,924	33,400	43,645	74,862		35,546		273,977
Loss from early extinguishment of debt	—	500	662	—		—		662
Finance income	(233)	(300)	(391)	—		—		(624)
Finance expense	42,673	37,000	48,257	35,158	(a)	(70,911)	(d)	191,898
						136,721	(c)
Losses from joint ventures	—	(900)	(1,201)	—		—		(1,201)
Earnings before income taxes	77,484	(2,900)	(3,682)	39,704		(30,264)		83,242

Income tax expense / (recovery)	30,886	(2,500)	(3,275)	14,651	(b)	(35,353)	(j)	6,909

Net earnings	46,598	(400)	(407)	25,053		5,089		76,333

Weighted average shares outstanding—basic	36,491					20,713	(a)	57,204
Weighted average shares outstanding—diluted	36,519					21,305	(a)	57,824
Net earnings per common share:
Basic	$1.28							$1.33
Diluted	$1.28							$1.32

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Pro Forma Condensed Combined Statement of Earnings

For the year ended December 31, 2016

(Unaudited)

(in thousands of Canadian dollars unless otherwise noted)

	For the year ended December 31, 2016
								Pro Forma Condensed Combined Statement of
	Maxar	DigitalGlobe	DigitalGlobe	Adjustments		Pro Forma		Earnings
	in IFRS	in US GAAP	in US GAAP	to IFRS		adjustments		in IFRS
	CAD	USD	CAD	CAD	Note 4	CAD	Note 5	CAD
Revenues	2,063,783	725,400	961,603	101,377	(a)	(23,195)	(e)	3,079,333
						(24,235)	(h)
Direct costs, selling, general and administration	1,708,575	331,300	439,246	—		(23,195)	(e)	2,124,626
Depreciation and amortization	102,611	267,200	354,431	—		213,886	(f)	544,718
						(126,210)	(g)
Foreign exchange loss	4,675	—	—	—		—		4,675
Share-based compensation expense	19,261	18,200	24,114	—		—		43,375
Other expense	7,818	6,500	8,688	—		—		16,506

Earnings before interest and income taxes	220,843	102,200	135,124	101,377		(111,911)		345,433
Loss from early extinguishment of debt	—	35,700	47,635	—		—		47,635
Finance income	(372)	(400)	(529)	—		—		(901)
Finance expense	49,785	18,200	24,154	56,535	(a)	(57,080)	(d)	203,777
						130,383	(c)
Losses from joint ventures	—	3,900	5,142	—		—		5,142

Earnings before income taxes	171,430	44,800	58,722	44,842		(185,214)		89,780
Income tax expense / (recovery)	31,804	18,300	24,019	16,547	(b)	(97,059)	(j)	(24,689)

Net earnings	139,626	26,500	34,703	28,295		(88,155)		114,469

Weighted average shares outstanding - basic	36,377					20,713	(a)	57,090
Weighted average shares outstanding - diluted	36,517					21,305	(a)	57,822
Net earnings per common share:
Basic	$3.84							$2.01
Diluted	$3.74							$1.92

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Pro Forma Condensed Combined Financial Statements

For the nine months ended September 30, 2017 and for the year ended December 31, 2016

(Unaudited)

(Dollar amounts in thousands of Canadian dollars unless otherwise noted)

1.	Basis of presentation

These unaudited pro forma condensed combined financial statements of Maxar Technologies Ltd. (“Maxar”) have been prepared in connection with the previously announced acquisition of DigitalGlobe, Inc. (“DigitalGlobe”) in accordance with the agreement and plan of merger dated February 24, 2017 (the “Merger Agreement”) between Maxar, DigitalGlobe, Maxar Technologies Holdings Inc. (formerly known as SSL MDA Holdings, Inc.), a wholly owned subsidiary of the Company (“Holdings”), and Merlin Merger Sub, Inc., a wholly owned subsidiary of Holdings (“Merger Sub”), pursuant to which, among other things, Merger Sub merged with and into DigitalGlobe (the “Merger”) as described in Note 2.

The unaudited pro forma condensed combined financial statements have been prepared by management and are based on the respective historical unaudited condensed consolidated and the historical audited consolidated financial information of Maxar and DigitalGlobe as at and for the nine months ended September 30, 2017 and for the year ended December 31, 2016, respectively.

Financial statements of DigitalGlobe for the nine months ended September 30, 2017 have not been prepared at the time of this filing and are not presented in this Business Acquisition Report. Management has included unaudited financial information as at and for the nine months ended September 30, 2017 in the accompanying pro forma condensed combined balance sheet and pro forma condensed combined statement of earnings based on accounting records and information available at the time of this filing.

The unaudited pro forma condensed combined balance sheet gives effect to the Merger as if it had closed on September 30, 2017. The unaudited pro forma condensed combined statement of earnings (including the pro forma earnings per share) for the nine months ended September 30, 2017 and for the year ended December 31, 2016 gives effect to the Merger as if it had closed on January 1, 2016.

These unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have been achieved if the Merger had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the combined entities for any future period or as of any future date. These unaudited pro forma condensed combined financial statements may not be useful in predicting the future financial position and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts presented herein.

The unaudited pro forma condensed combined financial statements should be read in conjunction with: (i) the historical unaudited condensed consolidated financial statements of Maxar as at and for the nine months ended September 30, 2017 and the historical audited consolidated financial statements of Maxar for the year ended December 31, 2016, and the related notes thereto and (ii) the historical unaudited condensed consolidated financial statements of DigitalGlobe for the six months ended June 30, 2017 and historical audited consolidated financial statements of DigitalGlobe for the year ended December 31, 2016, and the related notes thereto. As noted above, financial statements of DigitalGlobe as at and for the nine months ended September 30, 2017 are not available at the time of this filing. The DigitalGlobe financial information as at and for the nine months ended September 30, 2017 has been extracted from DigitalGlobe’s accounting records and information available at the time of this filing and has been prepared on a consistent basis to that for the six months ended June 30, 2017.

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Pro Forma Condensed Combined Financial Statements

For the nine months ended September 30, 2017 and for the year ended December 31, 2016

(Unaudited)

(Dollar amounts in thousands of Canadian dollars unless otherwise noted)

The historical unaudited condensed consolidated and historical audited consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial statements in accordance with National Instrument 51-102 Continuous Disclosure Obligations to give effect to events that are (1) directly attributable to the pro forma events, (2) which are factually supportable or for which there are firm commitments and for which the complete financial effects are objectively determinable, and (3) with respect to the unaudited pro forma condensed combined statement of earnings, are expected to have a continuing impact on the combined company’s results. The unaudited pro forma condensed combined financial statements do not reflect any cost savings from operating efficiencies or synergies that could result from the Merger or for liabilities that may result from integration planning. Provisions may be recognized in subsequent periods for severance or change of control obligations relating to certain DigitalGlobe employees and such amounts could be material. Furthermore, potential future tax planning strategies have not been reflected in these unaudited pro forma condensed combined financial statements if they have not been implemented at the time of the merger. Therefore, the actual effective tax rate will likely vary from the estimated tax rates that have been used for purposes of computing tax expense in these pro forma financial statements.

DigitalGlobe’s historical financial information, originally presented in US dollars and prepared in accordance with US generally accepted accounting principles, has been translated to Canadian dollars for presentation in these unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed balance sheet of DigitalGlobe has been translated using the exchange rate in effect at September 30, 2017 and the unaudited pro forma condensed combined statement of earnings for the nine months ended September 30, 2017 and for the year ended December 31, 2016 has been translated using average quarterly exchange rates for the nine months ended September 30, 2017 and average quarterly exchange rates for the year ended December 31, 2016, respectively, as disclosed in Note 7.

DigitalGlobe’s historical financial information has been conformed to IFRS as issued by the International Accounting Standards Board for inclusion in these unaudited pro forma condensed combined financial statements. These adjustments are discussed in Note 4. In addition, certain reclassifications have been made to the presentation of DigitalGlobe’s historical financial information to conform to the presentation applied by Maxar. Additional accounting differences may be identified after consummation of the Merger and these changes may be material.

The pro forma adjustments and purchase price allocation for DigitalGlobe are based on preliminary estimates of the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed, currently available information and certain assumptions that Maxar believes are reasonable in the circumstances. The actual adjustments to the consolidated financial statements of Maxar will depend on a number of factors including among others, additional information available and the amount of net assets of DigitalGlobe at the date of closing. In addition, these unaudited pro forma condensed combined financial statements do not take into account the exercise of appraisal rights by former holders of DigitalGlobe Series A Convertible Preferred Stock and holders of 352,225 shares of DigitalGlobe common stock. Instead, such dissenting shareholders are assumed herein to have received the consideration under the Merger on the closing date of the Merger, as set forth in the Merger Agreement. As a result of these factors, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Pro Forma Condensed Combined Financial Statements

For the nine months ended September 30, 2017 and for the year ended December 31, 2016

(Unaudited)

(Dollar amounts in thousands of Canadian dollars unless otherwise noted)

2.	Description of the Merger

On October 5, 2017, Maxar completed the Merger, with DigitalGlobe surviving the Merger as an indirect wholly owned subsidiary of Maxar. Headquartered in Westminster, Colorado, DigitalGlobe is a global leading provider of high-resolution Earth imagery, data and analysis. As consideration for the Merger, DigitalGlobe shareowners received for each share of DigitalGlobe common stock outstanding (a) cash in an amount equal to US$17.50 and (b) 0.3132 of a validly issued, fully paid and non-assessable Maxar common share, without interest and subject to any required withholding for taxes. The aggregate cash and share consideration paid to former shareowners and equityholders of DigitalGlobe by Maxar in the Merger was approximately $2.9 billion (US$2.3 billion). In connection with the Merger, Maxar amended and restated its 2012 Credit Agreement administered for the lenders by Royal Bank of Canada for an aggregate principal amount of US$3.75 billion (the “Financing”). The Financing consists of (i) a four-year senior secured first lien revolving credit facility in an aggregate principal amount of US$1.15 billion provided by a syndicate of banks, (ii) a four-year senior secured first lien operating facility in an aggregate principal amount of US$100 million provided by a syndicate of banks, (iii) a senior secured first lien term loan A facility in an aggregate principal amount of US$500 million consisting of a US$250 million tranche with a three year maturity and a US$250 million tranche with a four year maturity provided by a syndicate of banks, and (iv) a seven-year senior secured first lien term loan B facility in an aggregate principal amount of US$2 billion from institutional investors. On October 5, 2017, Maxar made an initial draw under the Financing, which, together with DigitalGlobe cash on hand was used to pay the cash portion of the acquired DigitalGlobe’s equity, to refinance DigitalGlobe’s debt, to refinance Maxar’s debt and to pay transaction fees and expenses, fund working capital, and for general corporate purposes.

3.	Preliminary purchase price allocation and funding requirements

The Merger has been accounted for as a business combination in these unaudited pro forma condensed combined financial statements in accordance with IFRS 3, Business Combinations with Maxar identified as the acquirer.

(a) Estimated purchase price and funding requirements

The following tables summarize the estimated purchase price, the estimated funding requirements, and the assumed financing structure for the Merger.

For purposes of presentation in these pro forma statements, the portion of the estimated purchase price related to the issuance of the Maxar common shares is based on the trading value of the Maxar common shares and the applicable foreign exchange rate on October 4, 2017 of C$1.2479/US$1.000. All other amounts have been translated at the foreign exchange rate at September 30, 2017 (Note 7).

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Pro Forma Condensed Combined Financial Statements

For the nine months ended September 30, 2017 and for the year ended December 31, 2016

(Unaudited)

(Dollar amounts in thousands of Canadian dollars unless otherwise noted)

Estimated purchase price and funding requirements
		US$	C$
Cash	(i)	$1,215,181	$1,516,546
Issuance of Maxar common shares	(ii)	1,130,289	1,410,601

Estimated purchase price		2,345,470	2,927,147
Debt assumed (net of cash on hand used of $175,314 (US$140,476))	(iii)	1,124,962	1,403,952
Estimated debt issuance costs	(5(b))	59,348	74,066
Estimated acquisition costs	(5(i))	104,670	130,628

Estimated funding requirements		$3,634,450	$4,535,793

Assumed financing structure		US$	C$

Issuance of Maxar common shares	(ii)	$1,130,289	$1,410,601
Estimated long-term debt used to finance the transaction	(5(b))	2,504,161	3,125,192

		$3,634,450	$4,535,793

(i)	The cash consideration is calculated as the sum of (i) the amount paid to DigitalGlobe common shareowners based on the number of shares of DigitalGlobe common stock outstanding as at the closing date of the Merger multiplied by the agreed amount of US$17.50 per share, (ii) the amount paid to DigitalGlobe equity award holders and (iii) the amount assumed paid to dissenting shareholders.
(ii)	The number of shares issued by Maxar is approximately 20,712,645 (including shares assumed issued to dissenting shareholders) based on the conversion ratio of 0.3132 Maxar common share for each share of DigitalGlobe common stock then outstanding. The value of the share consideration is calculated based on the closing price per share of Maxar’s common share as of October 4, 2017 of C$68.10 (US$54.57).
(iii)	The debt assumed, net of cash expected to be utilized, is based on the book value of the debt as presented in the historical unaudited consolidated financial information of DigitalGlobe as at September 30, 2017 and is translated into Canadian dollars based on the foreign exchange rate on September 30, 2017.

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Pro Forma Condensed Combined Financial Statements

For the nine months ended September 30, 2017 and for the year ended December 31, 2016

(Unaudited)

(Dollar amounts in thousands of Canadian dollars unless otherwise noted)

(b)	Preliminary allocation of estimated purchase price

The purchase price consideration has been allocated on a preliminary pro forma basis to the fair values of DigitalGlobe’s assets and liabilities as at September 30, 2017 using assumptions that Maxar’s and DigitalGlobe’s management believe are reasonable, based on currently available information. The final purchase price and fair value assessment will be based in part on a detailed valuation that has not yet been completed. As discussed above, the actual fair values of the assets and liabilities may differ materially from the initial estimated fair values.

In the preliminary valuation, the fair values of the satellite assets have been estimated using a depreciated replacement cost approach in reference to their remaining available capacity and the fair values of the finite life intangible assets have been estimated using income or cost based approaches, as appropriate. The fair value of deferred revenue is based on estimated selling prices less marketing expenses applicable to the sales activities. The excess of the estimated purchase price of the Merger over the estimated fair value of net assets acquired from DigitalGlobe is classified as goodwill. Goodwill primarily represents the significant barriers to entry and DigitalGlobe’s market position, the existing workforce of qualified personnel and future growth prospects of the business, including synergies with Maxar’s existing business.

The carrying values of DigitalGlobe’s assets and liabilities shown in the table below are based on the amounts and exchange rates as at September 30, 2017. The fair values of the assets and liabilities are based on the estimated purchase price as described above.

Preliminary purchase price allocation
	Carrying value (under IFRS)	Fair value adjustment	Fair value
Cash and cash equivalents	$218,026	$—	$218,026
Trade and other receivables	166,359	—	166,359
Other assets	150,884	—	150,884
Property, plant and equipment	2,118,508	(1,246,206)	872,302
Intangible assets	266,919	1,352,071	1,618,990
Trade and other payables	(51,293)	—	(51,293)
Non-financial liabilities	(565,316)	84,531	(480,785)
Long-term employee benefits	(250)	—	(250)
Long-term debt	(1,557,379)	—	(1,557,379)
Deferred tax liabilities	(70,736)	(70,256)	(140,992)
Other liabilities	(42,807)	—	(42,807)
Goodwill	720,595	1,453,497	2,174,092

	$1,353,510	$1,573,637	$2,927,147

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Pro Forma Condensed Combined Financial Statements

For the nine months ended September 30, 2017 and for the year ended December 31, 2016

(Unaudited)

(Dollar amounts in thousands of Canadian dollars unless otherwise noted)

4.	Significant accounting policies

Management of Maxar has performed a preliminary limited review of the historic accounting records and financial statements of DigitalGlobe to identify and adjust material differences between accounting policies selected by Maxar under IFRS and generally accepted accounting principles in the United States (“US GAAP”) as applied by DigitalGlobe.

To conform to IFRS the following adjustments were made:

a.	Deferred revenue:

(1)	Under its application of IFRS, Maxar imputes interest on advance payments received from customers that contain a financing element and classifies such amounts as a component of revenue. DigitalGlobe has not historically recognized a financing element as there is no requirement to do so under US GAAP. Maxar determines the interest rate to be applied to the advance payments based on the company’s prevailing borrowing rate at contract inception and the interest rate is not updated for changes in the circumstances. The effect of conforming DigitalGlobe’s accounting policy for imputing interest on advance payments received from customers that contain a financing element is to increase deferred revenue with an offsetting charge to finance expense. When the products and services are delivered, deferred revenue and revenue are adjusted based on the delivery of the respective goods and services. The effect of the resulting change in accounting for the financing element on advance customer payments was to increase deferred revenue by $182.4 million (US$146.1 million) as at September 30, 2017, increase revenue by $66.6 million (US$50.9 million) and $90.0 million (US$67.9 million) and increase finance expense by $35.2 million (US$26.9 million) and $56.5 million (US$42.6 million), for the nine months ended September 30, 2017 and for the year ended December 31, 2016, respectively.

(2)	Under IFRS, Maxar treats contract amendments that provide for additional services that are distinct from the original contract as modifications of the original contract. Remaining revenue of the modified contract is recognized prospectively based on the terms of, and over the remaining life of, the modified contract. Under US GAAP, DigitalGlobe accounted for such contract amendments as new arrangements and not as modifications of the original contract. Accordingly, DigitalGlobe did not recognize any change to the amortization of the deferred revenue related to the original contract under US GAAP. The differences in deferred revenue recognition and method of amortization impacted the timing and amount of revenue recognized. Accordingly, deferred revenue was increased by $27.4 million (US$21.9 million) as at September 30, 2017, and revenue was increased by $8.3 million (US$6.4 million) and $11.4 million (US$8.6 million), for the nine months ended September 30, 2017 and for the year ended December 31, 2016, respectively, as a result of conforming this accounting policy.

b.	To record the estimated tax effects of the above noted pro forma adjustments using the historical statutory tax rate for DigitalGlobe of 36.9%.

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Pro Forma Condensed Combined Financial Statements

For the nine months ended September 30, 2017 and for the year ended December 31, 2016

(Unaudited)

(Dollar amounts in thousands of Canadian dollars unless otherwise noted)

c.	To record the DigitalGlobe presentation of computer software in intangible assets rather than within property, plant and equipment.

5.	Pro forma adjustments and assumptions

The following adjustments have been recorded in the pro forma condensed combined financial statements to reflect the pro forma effects of the Merger described in the preceding notes:

a.	To reflect the estimated fair value of DigitalGlobe’s assets and liabilities and to reflect the issuance of 20,712,645 Maxar common shares to DigitalGlobe shareowners. (Note 3).

b.	To record cash inflows of $4,001.4 million from acquisition related debt financing and to record cash outflows for purchase consideration paid to DigitalGlobe shareowners of $1,516.5 million, refinancing of DigitalGlobe’s debt of $1,579.3 million, refinancing of Maxar’s debt of $876.2 million, and payment of estimated debt issuance and additional transaction costs of $74.1 million and $130.6 million respectively. Cash on hand of $175.3 million is also expected to be utilized to finance the Merger. Long-term debt has been reduced by the estimated debt issuance costs and has been classified between current and non-current based on the amortization profile of the pro forma financing structure.

c.	To record estimated finance expense for the nine months ended September 30, 2017 of $136.7 million and for the year ended December 31, 2016 of $130.4 million. The total estimated finance expense for nine months ended September 30, 2017, including amortization of debt issuance costs, is $145.2 million with $8.5 million of finance expense capitalized as borrowing costs for the construction of qualifying assets. The total estimated finance expense for the year ended December 31, 2016, including amortization of debt issuance costs, is $197.8 million with $67.4 million of finance expense capitalized as borrowing costs for the construction of qualifying assets. The terms of the long term debt range between 3 to 7 years with a weighted average interest rate of 4.3% for the nine months ended September 30, 2017 and for the year ended December 31, 2016.

A fluctuation in the estimated interest rate of +/- 1/8% would result in a change in finance expense of approximately $4.0 million and $5.4 million for the nine months ended September 30, 2017 and for the year ended December 31, 2016, respectively.

d.	To reverse DigitalGlobe’s and Maxar interest expense of $70.9 million and $57.1 million on long term debt for the nine months ended September 30, 2017 and for the year ended December 31, 2016, respectively, as a result of the refinancing of the debt upon the consummation of the Merger.

e.	To reflect the elimination of intra entity transactions.

f.	To record an increase in amortization expense of $150.5 million and $213.9 million for the nine months ended September 30, 2017 and for the year ended December 31, 2016, respectively, due to fair value adjustments to definite life intangible assets. The preliminary estimates for remaining useful lives of the finite life intangible assets are between 4 and 15 years.

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Pro Forma Condensed Combined Financial Statements

For the nine months ended September 30, 2017 and for the year ended December 31, 2016

(Unaudited)

(Dollar amounts in thousands of Canadian dollars unless otherwise noted)

A change of +/- 10% in the fair value of definite life intangible assets will result in a change in amortization expense of approximately $16.7 million and $22.6 million for the nine months ended September 30, 2017 and for the year ended December 31, 2016, respectively.

g.	To record a decrease in depreciation expense of $150.7 million and $126.2 million for the nine months ended September 30, 2017 and for the year ended December 31, 2016, respectively, due to fair value adjustments to satellite assets. The preliminary estimates for remaining useful lives of DigitalGlobe’s satellites are between 2.6 years and 10.5 years. No depreciation expense was recorded on DigitalGlobe’s WorldView-4 satellite for the year ended December 31, 2016 since it was not placed into service until February 2017.The preliminary estimated useful life and annual depreciation of WorldView-4 is 10.5 years and $23.9 million, respectively.

A change of +/- 10% in the fair value of the satellites will result in a change in depreciation expense of approximately $9.7 million and $8.2 million for the nine months ended September 30, 2017 and for the year ended December 31, 2016, respectively.

h.	To record a decrease in revenue of $22.3 million and $24.2 million for the nine months ended September 30, 2017 and for the year ended December 31, 2016, respectively, to reflect the difference between advance payments received and the fair value of the assumed performance obligations as they are satisfied.

i.	To eliminate expenses of $57.7 million for non-recurring transaction costs that were directly related to the Merger incurred by Maxar and DigitalGlobe during the nine months ended September 30, 2017.

To record the cash payment of $130.6 million for estimated transaction costs comprised of $15.4 million for transaction costs accrued on the balance sheet as at September 30, 2017 and $115.2 million for additional estimated transaction and other costs relating to the Merger. The additional transaction costs have been included as a pro forma adjustment to retained earnings rather than being reflected in the unaudited pro forma condensed combined statement of earnings on the basis that they are directly incremental to the Merger and are non-recurring in nature.

j.	To record adjustments to income tax expense of $35.4 million for the nine months ended September 30, 2017 and $97.1 million for the year ended December 31, 2016 for the estimated tax effects of the above noted pro forma adjustments (a) to (i) using statutory tax rates of 36.9% for DigitalGlobe related adjustments and 26% for MDA related adjustments as well as the impact from tax savings that management expects to achieve post-Merger from the implementation of tax planning initiatives available at October 5, 2017.

k.	To reclassify financing costs that were prepaid prior to the closing of the Merger from prepaid expenses to long-term debt.

l.	To eliminate the historical stockholders’ equity of DigitalGlobe, which includes retained earnings, common and preferred stock.

MAXAR TECHNOLOGIES LTD. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Pro Forma Condensed Combined Financial Statements

For the nine months ended September 30, 2017 and for the year ended December 31, 2016

(Unaudited)

(Dollar amounts in thousands of Canadian dollars unless otherwise noted)

m.	To record the write-off of Maxar and DigitalGlobe capitalized deferred financing costs as a result of the refinancing of the debt upon closing the Merger.

6.	Pro forma earnings per common share

The calculation of basic pro forma earnings per common share for the nine months ended September 30, 2017 and for the year ended December 31, 2016, reflects the issuance of 20,712,645 Maxar common shares as share consideration on October 5, 2017 (Note 3(a)) as if the issuance had taken place as of January 1, 2016.

The calculation of diluted pro forma earnings per common share for the nine months ended September 30, 2017 and for the year ended December 31, 2016, reflects the issuance of 20,712,645 Maxar common shares as share consideration on October 5, 2017 (Note 3(a)) as if the issuance had taken place as of January 1, 2016 and 592,038 of Maxar common shares reserved for issuance to the unvested time-based DigitalGlobe Restricted Share Units holders as if the issuance had taken place as of January 1, 2016.

7.	Foreign exchange translation

The following exchange rates were used in preparing the unaudited pro forma condensed combined financial statements:

Financial statement	Foreign exchange rate (C$/US$)
Combined balance sheet as at September 30, 2017	Period end rate	1.2480
Combined statements of earnings:
Quarter ended March 31, 2016	Average rate	1.3748
Quarter ended June 30, 2016	Average rate	1.2886
Quarter ended September 30, 2016	Average rate	1.3047
Quarter ended December 31, 2016	Average rate	1.3343
Quarter ended March 31, 2017	Average rate	1.3230
Quarter ended June 30, 2017	Average rate	1.3448
Quarter ended September 30, 2017	Average rate	1.2526

Exhibit “C”

Consolidated Financial Statements of DigitalGlobe

(See attached)

“C” - 1

Consolidated Financial Statements of

DIGITALGLOBE, INC.

As at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of DigitalGlobe, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity, and cash flows present fairly, in all material respects, the financial position of DigitalGlobe, Inc. and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it presents deferred income taxes on the balance sheet and the classification of debt modification and extinguishment costs on its statement of cash flows in 2016.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded The Radiant Group, Inc. (“Radiant”) from its assessment of internal control over financial reporting as of December 31, 2016 because it was acquired by the Company in a purchase business combination during 2016. We have also excluded Radiant from our audit of internal control over financial reporting. Radiant is a wholly-owned subsidiary whose total assets and total revenues represent 1.2% and 1.7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2016.

/s/ PricewaterhouseCoopers LLP

Denver, Colorado

February 27, 2017

DigitalGlobe, Inc.

Consolidated Statements of Operations

	For the year ended December 31,
(in millions, except per share amounts)	2016	2015	2014
Revenue	$725.4	$702.4	$654.6
Costs and expenses:
Cost of revenue, excluding depreciation and amortization	164.4	144.9	162.3
Selling, general and administrative	185.1	207.0	219.6
Depreciation and amortization	267.2	280.7	239.7
Restructuring charges	6.6	9.0	1.1

Income from operations	102.1	60.8	31.9
Loss from early extinguishment of debt	(35.7)	—	—
Interest expense, net	(17.8)	(29.0)	(7.1)
Other income, net	0.1	1.6	0.6

Income before income taxes	48.7	33.4	25.4
Income tax expense	(18.3)	(9.2)	(6.9)
Equity in earnings from joint ventures, net of tax	(3.9)	(0.9)	—

Net income	26.5	23.3	18.5
Preferred stock dividends	(4.0)	(4.0)	(4.0)

Net income less preferred stock dividends	22.5	19.3	14.5
Income allocated to participating securities	(1.0)	(0.8)	(0.6)

Net income available to common stockholders	$21.5	$18.5	$13.9

Earnings per share:
Basic earnings per share	$0.34	$0.26	$0.19

Diluted earnings per share	$0.34	$0.26	$0.18

Weighted-average common shares outstanding:
Basic	63.1	71.0	74.9

Diluted	63.8	71.5	75.9

See accompanying notes to the Consolidated Financial Statements.

DigitalGlobe, Inc.

Consolidated Balance Sheets

	As of December 31,
(in millions, except par value)	2016	2015
ASSETS
Current Assets:
Cash and cash equivalents	$109.3	$126.1
Restricted cash	2.4	3.6
Accounts receivable, net of allowance for doubtful accounts of $1.6 and $2.8, respectively	114.6	90.8
Deferred contract costs	10.3	13.5
Prepaid and other current assets	23.8	17.4

Total current assets	260.4	251.4
Property and equipment, net of accumulated depreciation of $1,387.8 and $1,179.4, respectively (Note 4)	2,002.5	2,080.2
Goodwill (Note 5)	578.1	484.1
Intangible assets, net of accumulated amortization of $39.0 and $29.6, respectively	87.0	32.9
Long-term restricted cash	4.8	4.3
Long-term deferred contract costs	49.3	47.1
Other assets	27.8	13.2

Total assets	$3,009.9	$2,913.2

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$15.0	$3.9
Current portion of long-term debt	47.2	5.5
Deferred revenue	86.3	80.3
Other accrued liabilities (Note 10)	70.7	64.4

Total current liabilities	219.2	154.1
Long-term debt, net of discount and debt issuance costs (Note 6)	1,242.1	1,104.4
Deferred revenue, non-current	216.9	284.0
Deferred income taxes, net, non-current (Note 11)	124.0	86.4
Other liabilities	34.8	36.2

Total liabilities	$1,837.0	$1,665.1

COMMITMENTS AND CONTINGENCIES (Note 16)
STOCKHOLDERS’ EQUITY
Stockholders’ equity:
Series A convertible preferred stock, $0.001 par value, 0.08 shares authorized; 0.08 issued and outstanding at December 31, 2016 and 2015	—	—
Common stock; $0.001 par value; 250.0 shares authorized; 77.0 shares issued and 61.4 shares outstanding at December 31, 2016 and 76.6 shares issued and 67.4 shares outstanding at December 31, 2015	0.2	0.2
Treasury stock, at cost; 15.6 shares at December 31, 2016 and 9.2 shares at December 31, 2015	(342.0)	(225.8)
Additional paid-in capital	1,518.3	1,502.8
Accumulated deficit	(3.6)	(29.1)

Total stockholders’ equity	1,172.9	1,248.1

Total liabilities and stockholders’ equity	$3,009.9	$2,913.2

See accompanying notes to the Consolidated Financial Statements.

DigitalGlobe, Inc.

Consolidated Statements of Cash Flows

	For the year ended December 31,
(in millions)	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$26.5	$23.3	$18.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	267.2	280.7	239.7
Stock-based compensation expense, net of capitalized stock-based compensation expense	18.2	18.8	14.7
Amortization of aerial image library, deferred contract costs and lease incentive	18.5	17.8	18.1
Deferred income taxes	18.0	9.2	6.7
Excess tax benefit from share-based compensation	(1.3)	(1.0)	(3.0)
Loss from early extinguishment of debt	35.7	—	—
Amortization of debt issuance costs, accretion of debt discount, and other	11.2	5.8	1.8
Changes in working capital, net of assets acquired and liabilities assumed in business combinations:
Accounts receivable, net	(4.8)	42.8	(14.7)
Deferred contract costs	(16.9)	(18.5)	(7.2)
Other current and non-current assets	(15.1)	3.2	2.0
Accounts payable	(2.5)	(3.7)	(23.1)
Accrued liabilities	8.7	13.1	4.2
Deferred revenue	(61.8)	(61.8)	(32.8)

Net cash flows provided by operating activities	301.6	329.7	224.9

CASH FLOWS FROM INVESTING ACTIVITIES:
Construction in progress additions	(191.7)	(160.9)	(222.2)
Property and equipment additions	(0.3)	(2.5)	(11.8)
Acquisition of businesses, net of cash acquired	(140.0)	—	(35.7)
Decrease (increase) in restricted cash	0.7	(1.6)	5.1
Investment in joint venture	(10.0)	(5.0)	—
Other	3.0	0.1	—

Net cash flows used in investing activities	(338.3)	(169.9)	(264.6)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt	1,275.0	—	—
Cash received from revolving credit facility	110.0	—	—
Repayment of debt, revolving credit facility and capital lease obligations	(1,212.3)	(6.6)	(6.6)
Cash paid for debt issuance costs, original issue discount, modification and early extinguishment of long-term debt	(37.6)	(3.0)	—
Repurchase of common stock	(115.7)	(144.5)	(75.1)
Proceeds from exercise of stock options	3.2	5.6	11.1
Preferred stock dividend payment	(4.0)	(4.0)	(4.0)
Excess tax benefit from share-based compensation	1.3	1.0	3.0

Net cash flows provided by (used in) financing activities	19.9	(151.5)	(71.6)

Net (decrease) increase in cash and cash equivalents	(16.8)	8.3	(111.3)
Cash and cash equivalents, beginning of period	126.1	117.8	229.1

Cash and cash equivalents, end of period	$109.3	$126.1	$117.8

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized amounts of $55.6, $32.1 and $49.5, respectively	$14.0	$24.0	$—
Cash paid (refunded) for income taxes	0.1	(0.5)	(11.0)
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Changes to non-cash property, equipment and construction in progress accruals, including interest	$11.2	$(9.2)	$16.5
Additions to capital lease obligations	—	(6.9)	(3.1)
Non-cash preferred stock dividend accrual	(1.0)	(1.0)	(1.0)

See accompanying notes to the Consolidated Financial Statements.

DigitalGlobe, Inc.

Consolidated Statements of Stockholders’ Equity

							Total
					Additional		DigitalGlobe, Inc.		Total
	Common Stock		Treasury Stock		Paid-in	Accumulated	Stockholders’	Noncontrolling	Stockholders’
(in millions)	Shares	Amount	Shares	Amount	Capital	Deficit	Equity	Interest	Equity
Balance at December 31, 2013	75.5	$0.2	(0.2)	$(3.5)	$1,457.5	$(70.9)	$1,383.3	$—	$1,383.3
Stock issued upon exercise of stock options and stock grants	0.6	—	—	—	11.1	—	11.1	—	11.1
Surrender of common stock to cover employees’ minimum tax liability for vested awards	—	—	—	(1.5)	(2.5)	—	(4.0)	—	(4.0)
Repurchase of common stock	—	—	(2.7)	(75.1)	—	—	(75.1)	—	(75.1)
Stock-based compensation expense, net of forfeitures	—	—	—	—	18.9	—	18.9	—	18.9
Preferred stock dividends	—	—	—	—	(4.0)	—	(4.0)	—	(4.0)
Tax benefit associated with share-based awards	—	—	—	—	3.0	—	3.0	—	3.0
Noncontrolling interest	—	—	—	—	—	—	—	1.8	1.8
Net income	—	—	—	—	—	18.5	18.5	—	18.5

Balance at December 31, 2014	76.1	0.2	(2.9)	(80.1)	1,484.0	(52.4)	1,351.7	1.8	1,353.5
Stock issued upon exercise of stock options and stock grants	0.5	—	—	—	5.6	—	5.6	—	5.6
Surrender of common stock to cover employees’ minimum tax liability for vested awards	—	—	—	(1.2)	(2.9)	—	(4.1)	—	(4.1)
Repurchase of common stock	—	—	(6.3)	(144.5)	—	—	(144.5)	—	(144.5)
Stock-based compensation expense, net of forfeitures	—	—	—	—	19.6	—	19.6	—	19.6
Preferred stock dividends	—	—	—	—	(4.0)	—	(4.0)	—	(4.0)
Tax benefit associated with share-based awards	—	—	—	—	0.5	—	0.5	—	0.5
Noncontrolling interest	—	—	—	—	—	—	—	(1.8)	(1.8)
Net income	—	—	—	—	—	23.3	23.3	—	23.3

Balance at December 31, 2015	76.6	0.2	(9.2)	(225.8)	1,502.8	(29.1)	1,248.1	—	1,248.1
Stock issued upon exercise of stock options and stock grants	0.4	—	—	—	3.2	—	3.2	—	3.2
Surrender of common stock to cover employees’ minimum tax liability for vested awards	—	—	—	(0.5)	(1.9)	—	(2.4)	—	(2.4)
Repurchase of common stock	—	—	(6.4)	(115.7)	—	—	(115.7)	—	(115.7)
Stock-based compensation expense, net of forfeitures	—	—	—	—	19.1	—	19.1	—	19.1
Preferred stock dividends	—	—	—	—	(3.0)	(1.0)	(4.0)	—	(4.0)
Tax benefit associated with share-based awards	—	—	—	—	(1.9)	—	(1.9)	—	(1.9)
Net income	—	—	—	—	—	26.5	26.5	—	26.5

Balance at December 31, 2016	77.0	$0.2	(15.6)	$(342.0)	$1,518.3	$(3.6)	$1,172.9	$—	$1,172.9

See accompanying notes to the Consolidated Financial Statements

NOTE 1. General Information

DigitalGlobe is a leading global provider of high-resolution Earth imagery, data and analysis. Sourced from its own advanced satellite constellation and third-party providers, DigitalGlobe’s imagery solutions and other services provide customers with accurate and mission-critical information about our changing planet, and support a wide variety of uses, including mission-planning, mapping and analysis, environmental monitoring, oil and gas exploration, and infrastructure management. Additionally, hundreds of developers are building new applications and machine learning algorithms on DigitalGlobe’s Geospatial Big Data platform and in the Company’s recently expanded Services business. Each day users depend on DigitalGlobe to better understand our changing planet in order to save lives, resources and time.

NOTE 2. Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The Consolidated Financial Statements include the accounts of DigitalGlobe, Inc. and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain prior period amounts were reclassified to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities at the reporting date, and amounts of revenue and expenses during the periods presented. Due to the inherent uncertainties in making estimates, actual results could differ from those estimates and such differences may be material to the Consolidated Financial Statements.

Revenue Recognition

Revenue is recognized when the following criteria have been met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and the collection of funds is reasonably assured. The Company records deferred revenue when it receives payments in advance of the delivery of products or the performance of services.

The Company enters into certain revenue arrangements that consist of multiple deliverables of its products and services. Multiple deliverable arrangements relate primarily to the EnhancedView Contract with the United States National Geospatial Intelligence Agency (“NGA”), value-added services and the Company’s Direct Access Program (“DAP”), discussed in detail below. The Company allocates arrangement consideration to the deliverables on the basis of their relative selling prices. In such circumstances, the Company uses a hierarchy to determine the selling prices to be used for allocating revenue: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of selling price (“TPE”) and (iii) best estimate of the selling price (“BESP”). The Company uses BESP to allocate revenue as it has been unable to establish VSOE or TPE due to the unique nature of its products and services and lack of visibility into competitor pricing.

The Company’s revenue is primarily generated from: (i) the Company’s EnhancedView Contract with the NGA and various value-added service arrangements awarded under the EnhancedView Contract, (ii) DAP revenue, (iii) the licensing of imagery and imagery-related products and (iv) certain other arrangements as described in further detail below.

EnhancedView Contract – The EnhancedView Contract contains multiple deliverables, including a service level agreement (“EnhancedView SLA”), infrastructure enhancements and other services. The Company determined that these deliverables do not qualify as separate units of accounting due to a lack of standalone value. The Company recognizes revenue for this single unit of accounting using a proportional performance method.

Under this method, revenue is recognized based on satellite capacity made available to the NGA in a particular period compared to the total capacity to be made available over the term of the contract. Capacity made available (and revenue) has increased over the term of the arrangement as a result of the installation of additional remote ground terminals and the October 1, 2014 commissioning of WorldView-3. Each monthly EnhancedView SLA payment is subject to a performance penalty depending upon the Company’s performance against pre-defined performance criteria. Revenue in the amount of any performance penalty is deferred when assessed and recognized when mutually agreeable future products or services are delivered.

Value-added services awarded under the EnhancedView Contract – From time to time, the NGA awards certain contracts for value-added services whereby the Company meets NGA’s more advanced imagery requirements. The largest such arrangement is Global Enhanced GEOINT Delivery (“Global EGD”), which provides for the delivery of certain orthorectified imagery and imagery-related products and services. Revenue is recognized for this multiple element arrangement as the Company’s contractual obligations are satisfied. Due to the nature of some of the Company’s obligations under this contract, certain consideration is being deferred and recognized over the term of the EnhancedView Contract.

NextView Revenue – In connection with the Company’s NextView agreement with the NGA (the predecessor contract to the EnhancedView Contract), the Company received $266.0 million to offset the construction costs of WorldView-1, which was recorded as deferred revenue when received. When WorldView-1 was placed into service in November 2007, the Company began recognizing the deferred revenue on a straight-line basis over the estimated useful life of the WorldView-1 satellite (“NextView amortization”), the period over which the NGA is expected to benefit from this payment.

DAP - DAP arrangements generally include construction of the direct access facility, access to the satellites to task and download imagery and facility maintenance services. The facility is generally delivered at the beginning of the contractual period of performance and access and maintenance services span over one or several years. DAP arrangements are typically assessed as multiple element arrangements. Revenue related to satellite access is recognized as minutes are consumed by the customer, while maintenance revenue is recognized ratably over the maintenance period. The DAP facility does not have standalone value without the ongoing access service. Therefore, any up-front fees related to the facility are recorded as deferred revenue and amortized ratably over the estimated customer relationship period, for which the useful life of the longest-lived satellite accessed by the customer is generally used.

Licensing of Imagery – Revenue is recognized for imagery licenses depending on the nature of how the imagery is delivered and whether the Company has a continuing obligation. Revenue is typically recognized when the customer is able to directly download the imagery or when imagery is physically delivered to the customer, provided that all other revenue recognition criteria have been met. If the Company has a continuing obligation to refresh previously delivered imagery, the Company allocates a portion of the contractual consideration to the separate deliverables on the basis of their relative selling prices and recognizes the allocated revenue as delivery occurs. Revenues related to online imagery subscriptions that do not allow for the download of imagery are generally recognized ratably over the subscription period.

Reseller Revenue – The Company maintains a vast network of both domestic and foreign reseller partners who sell its products and services to end users. Revenue under these arrangements is generally recognized net of any reseller discounts as the products and services are delivered to the reseller, provided all other revenue recognition criteria have been met.

Services Revenue – Services products use the Company’s geospatial and military intelligence expertise to deliver insight to customers through the creation of analytic applications, such as geospatial risk intelligence reports. These services are typically contracted for on a time and materials basis, where revenue is recognized on the basis of time plus reimbursable costs incurred during the period.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less at the date of purchase are classified as cash equivalents. The Company’s cash equivalents primarily consist of demand deposit money market accounts. Restricted cash primarily consists of contractually restricted amounts under certain of the Company’s lease agreements as well as performance and warranty bonds used in the ordinary course of business to support the Company’s obligations to customers under certain DAP contracts.

Allowance for Doubtful Accounts

The Company estimates an allowance for doubtful accounts for its receivables based on historical experience, aging analysis, credit quality of its customers, current economic conditions and other factors that may affect its customers’ ability to pay.

Deferred Contract Costs

The Company defers certain costs incurred in the construction or significant upgrade of direct access facilities built for DAP customers, consisting of hardware, software and labor. The deferred contract costs are generally recognized as cost of revenue over the same period as the related deferred revenue arising from up-front payments for the DAP facility, which is the estimated customer relationship period. When deferred contract costs are in excess of related deferred revenues, the excess costs are recognized over the initial contract period.

The Company capitalized certain internal support costs and other expenditures reimbursable under the NextView agreement incurred in the construction and development of its WorldView-1 satellite and related ground systems. These costs were not capitalized as fixed assets, but were accounted for as deferred contract costs. When WorldView-1 was placed into service, the Company began amortizing the related deferred contract costs ratably over the expected life of the satellite, the same period over which NextView revenues are being recognized.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to the temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in enacted tax laws is recognized as an adjustment to the tax provision or benefit in the period of enactment. Valuation allowances are established to reduce deferred tax assets to the amount that will more likely than not be realized. To the extent that a determination is made to establish or adjust a valuation allowance, the expense or benefit is recorded in the period in which the determination is made.

The calculation of tax assets and liabilities involves uncertainties in the application of complex tax regulations. For income tax benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company records reserves for uncertain tax positions that do not meet this criteria.

Property and Equipment

Property and equipment, including internal use software, are recorded at cost. Property and equipment acquired in a business combination are recorded at their fair value at the date of acquisition. Repair and maintenance costs are expensed as incurred. Significant improvements that extend the useful life or add functionality are capitalized. Depreciation is recognized once an asset is placed in service on a straight-line basis over the estimated useful life of the related asset. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives.

Satellite costs associated with the design, construction, launch and commissioning phases of the satellite are capitalized. The Company capitalizes interest, launch insurance and in-orbit insurance costs that are incurred during these periods. Insurance costs incurred after a satellite is placed into service are recognized as expense ratably over the related policy periods and are included in selling, general and administrative costs.

The costs to construct and test ground systems, which are primarily comprised of hardware and software and allow for communication with the Company’s satellites, are also capitalized. Costs related to the Company’s satellites are included in construction in progress until in-orbit testing is complete and the satellite is placed into service. The Company depreciates the cost of a satellite once it is placed into service over its estimated useful life using the straight-line method of depreciation, as the Company anticipates that the satellite will provide consistent levels of imagery over its estimated useful life.

In certain instances, the Company may construct a satellite but choose to store it for a period of time prior to launch. When a satellite is placed into storage, storage costs and all other incremental costs that result from placing the satellite into storage will be expensed as incurred. Capitalization of interest will cease during the period in which the satellite is in storage and during which no additional enhancements are being made. When the satellite is removed from storage in preparation for launch, incremental costs incurred to launch the satellite and perform in-orbit testing will be capitalized, as these costs are necessary to place the satellite into service.

The Company reviews the expected useful life of its satellites annually, or if events or circumstances indicate an earlier reevaluation is required. When an adjustment is made to the estimated useful life of a satellite, the remaining carrying amount of the satellite is depreciated prospectively over its adjusted remaining useful life.

Valuation of Long-Lived Assets

Property and equipment and other long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company measures recoverability by comparing the carrying amount to the projected cash flows the assets are expected to generate. An impairment loss is recognized to the extent that carrying value exceeds fair value.

If a satellite were to fail during launch or while in orbit, the resulting loss would be charged to expense in the period it is determined that the satellite is not recoverable. The amount of any such loss would be reduced to the extent of insurance proceeds estimated to be received.

Goodwill

Goodwill represents the excess of purchase price over the fair value of net assets acquired in a business combination. Goodwill is tested annually in the fourth quarter for impairment at the reporting unit level, or more frequently if events or changes in circumstances indicate that the carrying amount of a reporting unit may not be recoverable.

When analyzing goodwill for impairment, the Company may perform a qualitative assessment (commonly referred to as “step zero”) or it may bypass the step zero analysis and perform the two-step impairment analysis. If the step zero analysis indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company would perform the two-step goodwill impairment analysis. The first step compares the fair value of the reporting unit, including its goodwill, to its carrying value. In estimating the fair value of a reporting unit, the Company typically uses a discounted cash flow analysis and corroborates it with market-based information. If the carrying value of the reporting unit exceeds its fair value, then the second step is performed to determine the amount of goodwill impairment, if any.

Intangible Assets

Intangible assets, identified as customer relationships, technology, trademarks, U.S. Federal Communications Commission licenses and other, are recorded at fair value at the time of acquisition. Intangible assets are amortized over their estimated useful lives. Amortization is generally recorded using the straight-line method, which approximates the expected pattern of economic benefit.

Fair Values of Financial Instruments

The fair value guidance establishes a three-level valuation hierarchy for disclosure of fair value measurements based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

•	Level 1 — quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 — quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — unobservable inputs when little or no market data is available.

The carrying value for cash and cash equivalents, receivables, other current assets, accounts payable, and accrued liabilities approximates fair value. Fair value of long-term debt is estimated using inputs that incorporate certain active market quotations for similar, but not identical, assets based upon trading activity among lenders as well as other indirect inputs.

Share-Based Compensation

Share-based compensation, including grants of employee stock options and restricted stock-based awards, is measured at the grant date based on the fair value of the award. The Company estimates the fair value of stock options on the grant date using a Black-Scholes valuation model. Share-based compensation for restricted stock awards (“RSAs”) and restricted stock units (“RSUs”) is measured based on the closing fair market value of the Company’s common stock on the date of grant. For performance stock units (“PSUs”), vesting is contingent upon the achievement of certain performance metrics. Grants with internal financial performance metrics are measured based on the closing price of the Company’s stock on the date of grant, and grants with external market-based metrics are valued using a Monte Carlo simulation. The Company recognizes share-based compensation cost on a straight-line basis over the award’s requisite service period.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

Standard	Description and Impact on the Financial Statements
ASU 2016-15, Statement of Cash Flows (Topic 230):Classification of Certain Cash Receipts and Cash Payments	This standard is intended to reduce diversity in practice with respect to the presentation and classification of certain cash receipts and payments in the statement of cash flows. It addresses eight cash flow classification issues including: debt prepayment or extinguishment costs, settlement of certain debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of certain insurance claims and distributions received from equity method investees. The standard is effective for fiscal years beginning after December 15, 2017 and interim periods therein. The Company early adopted this standard in the fourth quarter of 2016 on a retrospective basis. As a result of adoption, the Company has presented $28.0 million of debt modification and extinguishment costs as financing cash outflows in the Consolidated Statements of Cash Flows for the year ended December 31, 2016. These debt modification and extinguishment costs would previously have been presented as operating cash outflows. There were no other impacts as a result of adopting this standard.

ASU 2015-17, Balance Sheet Classification of Deferred Taxes	This standard requires an entity to classify all deferred tax liabilities and assets as non-current on the balance sheet instead of separating deferred taxes into current and non-current amounts. The standard is effective for fiscal years beginning after December 15, 2016 and interim periods therein. The Company early adopted this standard in the first quarter of 2016 on a retrospective basis. Adoption of this standard did not have a material effect on the Company’s Consolidated Financial Statements. As a result of adoption, the Company has retrospectively adjusted the previously issued December 31, 2015 Consolidated Balance Sheet to facilitate comparison among periods by reclassifying current deferred tax assets as a direct deduction to non-current deferred tax liabilities, decreasing current deferred tax assets and non-current deferred tax liabilities by $11.9 million.

Standards Not Yet Adopted

Standard	Description and Impact on the Financial Statements
ASU 2014-09, Revenue from Contracts with Customers (Topic 606)

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“Topic 606”), a new revenue recognition model that will replace nearly all existing revenue recognition guidance under U.S. GAAP. Under Topic 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. Topic 606 requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company is planning to adopt Topic 606, including several amendments issued by the FASB, on January 1, 2018.

The new standard permits i) retrospective adoption, under which each prior reporting period presented will be presented as if the new standard had always been applied, or ii) adoption by recognizing the cumulative effect of applying the guidance to all prior activity at the date of initial application. We currently anticipate adopting the standard using the full retrospective method; however our ability to do so is dependent on system readiness and whether we have the information necessary to apply Topic 606 to prior periods.

We are still in the process of evaluating the effects of adopting Topic 606. However, we have completed our initial review of the EnhancedView Contract, NextView Agreement, and DAP contracts. Revenue from these sources represented 66.4% of our revenue in 2016. While we have not quantified the effects of anticipated changes to reflect Topic 606, a summary of our initial conclusions is as follows:

•    U.S. Government – We expect the recognition of NextView amortization to differ because we believe the EnhancedView Contract would be considered a modification to the NextView Agreement. This is expected to result in NextView amortization being recognized as capacity is provided to the NGA over the term of the EnhancedView Contract as opposed to being recognized straight-line over the estimated useful life of WorldView-1.

•    DAP – Under Topic 606, customer facility payments are expected to be recognized over the life of the contract, rather than recognized over the estimated useful life of the longest-lived satellite accessed by the customer. In addition, while direct incremental costs incurred in the construction of the facility will continue to be deferred under the new standard, the period over which we recognize these costs may change.

We will continue our evaluation of Topic 606 (including how it may impact other customer contracts) and the resulting impact to the Consolidated Financial Statements through the date of adoption.

ASU 2016-02, Leases (ASC Topic 842)	This standard requires lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets. The new guidance also requires additional disclosure regarding leasing arrangements. This standard requires the use of a modified retrospective transition method and is effective for the Company beginning January 1, 2019. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-02 will have on its Consolidated Financial Statements and related disclosures.

ASU 2016-09, Improvements to Employee Share-Based Payment Accounting	This standard requires all income tax effects of awards to be recognized in the income statement when the awards vest or are settled. It also allows an employer to repurchase more of an employee’s shares for tax withholding purposes without triggering liability accounting, and to make a policy election to account for forfeitures as they occur. The Company adopted ASU 2016-09 on January 1, 2017, and does not expect the standard to have a material impact on its Consolidated Financial Statements and related disclosures.

ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash	This standard is intended to reduce the diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The standard will require that a statement of cash flows explain the change during the period in the total cash, cash equivalents and amounts generally described as restricted cash or restricted-cash equivalents. Therefore, amounts generally described as restricted cash and restricted-cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted ASU 2016-18 on January 1, 2017, and does not expect the standard to have a material impact on its Consolidated Financial Statements.

NOTE 3.    Property and Equipment

Property and equipment was comprised of the following:

	Depreciable Life	December 31,
(in millions)	(in years)	2016	2015
Satellites	9 - 13	$1,797.7	$1,797.7
Construction in progress	-	948.5	815.3
Computer equipment and software	3 - 12	484.8	470.5
Machinery and equipment, including ground terminals	5	103.3	110.6
Leasehold improvements	3 - 15	51.1	53.0
Furniture, fixtures and other	5 - 7	4.4	5.9
Land and buildings	34	0.5	6.6

Total property and equipment		3,390.3	3,259.6
Accumulated depreciation		(1,387.8)	(1,179.4)

Property and equipment, net		$2,002.5	$2,080.2

Depreciation expense for property and equipment, inclusive of losses on disposals of assets, was $257.8 million, $270.6 million and $228.9 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Satellite Constellation

As of December 31, 2016, the Company operated a constellation of four in-orbit and fully commissioned satellites: GeoEye-1, WorldView-1, WorldView-2 and WorldView-3. DigitalGlobe’s WorldView-4 satellite was launched on November 11, 2016 and will continue to be classified as construction in progress until it is placed into service. The net book value of each satellite was as follows:

		As of December 31, 2016			As of December 31, 2015
	Depreciable Life	Gross Carrying	Accumulated		Gross Carrying	Accumulated
(in millions)	(in years)	Amount	Depreciation	Net Book Value	Amount	Depreciation	Net Book Value
GeoEye-1	9.0	$211.8	$(165.9)	$45.9	$211.8	$(123.6)	$88.2
WorldView-1	13.0	473.2	(370.1)	103.1	473.2	(343.4)	129.8
WorldView-2	13.0	463.2	(271.7)	191.5	463.2	(239.8)	223.4
WorldView-3	11.5	649.5	(127.1)	522.4	649.5	(70.6)	578.9

Total		$1,797.7	$(934.8)	$862.9	$1,797.7	$(777.4)	$1,020.3

NOTE 4. Business Acquisitions

In November 2016, the Company acquired all of the outstanding shares of The Radiant Group, Inc. (“Radiant”) for aggregate cash consideration, net of cash acquired of $135.1 million, subject to certain post-closing adjustments. The acquisition was funded primarily with borrowings under the 2013 Revolving Credit Facility (as defined in Note 6 of the Notes to the Consolidated Financial Statements). As a result of the transaction, the Company recognized preliminary values of $90.0 million of goodwill (not deductible for tax purposes), $62.1 million of acquired intangible assets, and $17.0 million of net liabilities excluding cash acquired, which were primarily comprised of deferred tax liabilities. The Company’s valuation of the acquired assets and liabilities will be completed within one year of the acquisition and the actual fair values may differ significantly from these preliminary estimates. The acquisition of Radiant is expected to broaden the Company’s cloud-enabled capabilities across the geospatial intelligence value chain and expand its customer base across the U.S. Intelligence and Special Operations communities. Assuming an acquisition date of January 1, 2016, the Company’s pro-forma revenue for the year-ended December 31, 2016 was $825.3 million (unaudited). The pro forma revenue information has been prepared for comparative purposes only and is not necessarily indicative of the revenue of the Company had the acquisition occurred on the assumed date, nor is it an indication of future revenue. The impact of Radiant on pro forma net income was not material.

In February 2014, the Company acquired Spatial Energy, LLC to grow its existing oil-and-gas industry vertical for an aggregate cash consideration, net of cash acquired, of $35.7 million. Of the total purchase price, $25.7 million was allocated to goodwill, of which $19.0 million is deductible for tax purposes, $13.9 million to acquired intangible assets and $3.9 million to net liabilities assumed.

NOTE 5. Goodwill and Intangibles

The following table summarizes the changes to goodwill for the years ended December 31, 2016 and 2015:

(in millions)	Amount
December 31, 2014	$484.5
Disposition of subsidiary	(0.4)

December 31, 2015	484.1
Acquisitions	94.0

December 31, 2016	$578.1

Intangible assets consisted of the following:

		As of December 31, 2016			As of December 31, 2015
	Useful Life	Gross Carrying	Accumulated	Net Carrying	Gross Carrying	Accumulated	Net Carrying
(in millions)	(in years)	Amount	Amortization	Amount	Amount	Amortization	Amount
Customer relationships	10 - 12	62.5	(8.7)	53.8	27.0	(5.8)	21.2
Technology	3 - 5	$50.7	$(22.2)	$28.5	$27.2	$(16.2)	$11.0
Trademarks	3	9.7	(5.7)	4.0	5.6	(5.2)	0.4
FCC licenses and other	2 - 20	3.1	(2.4)	0.7	2.7	(2.4)	0.3

Total		$126.0	$(39.0)	$87.0	$62.5	$(29.6)	$32.9

Intangible asset amortization expense was $9.4 million, $10.1 million and $10.8 million for the years ended December 31, 2016, 2015 and 2014, respectively.

The estimated annual amortization expense for acquired intangible assets for each of the next five years and thereafter is as follows:

(in millions)	Amount
2017	$17.1
2018	12.2
2019	11.4
2020	9.9
2021	9.4
Thereafter	27.0

Total	$87.0

NOTE 6. Debt

On December 22, 2016, the Company entered into a $1.275 billion Senior Secured Term Loan Facility (“Term Loan”) and a $200.0 million Senior Secured Revolving Credit Facility (“Revolving Credit Facility,” and together with the Term Loan, the “2016 Credit Facility”). The net proceeds of the 2016 Credit Facility were used, along with cash on hand, to refinance all amounts outstanding under the Company’s 2013 $550.0 million Senior Secured Term Loan (“2013 Term Loan”), to refinance all amounts outstanding under the Company’s 2013 $150.0 million Senior Secured Revolving Credit Facility (“2013 Revolving Credit Facility”), to consummate the Company’s tender offer to purchase for cash all of the Company’s $600.0 million 5.25% Senior Notes (“Senior Notes”), to complete the subsequent redemption of any Senior Notes not tendered and accepted for purchase in the tender offer and to pay fees and expenses in connection therewith. The Company’s obligations under the 2016 Credit Facility are guaranteed by certain of its existing and future direct and indirect wholly-owned domestic subsidiaries. The Company’s obligations and the obligations of the guarantor subsidiaries under the 2016 Credit Facility are collateralized by substantially all of the Company’s assets and the assets of the guarantor subsidiaries.

The following table provides a summary of the Company’s long-term debt:

(in millions)	December 31, 2016	December 31, 2015
Term Loan due January 15, 2024	$1,275.0	$—
2013 Term Loan due February 1, 2020	—	534.9
Senior Notes due February 1, 2021	34.4	600.0

Total borrowings	1,309.4	1,134.9
Less: unamortized discounts and issuance costs	(20.1)	(25.0)

Total borrowings, net	1,289.3	1,109.9
Less: current maturities of long-term debt	(47.2)	(5.5)

Total long-term debt, net	$1,242.1	$1,104.4

Term Loan

The Term Loan requires quarterly principal payments of $3.2 million, which will begin on March 31, 2017 with the remaining balance due January 15, 2024. Term Loan borrowings bear interest, at the Company’s option, at either an adjusted LIBOR rate, subject to a 0.75% LIBOR floor, plus a margin between 2.50% and 2.75% based on the Company’s leverage ratio, or at a base rate plus a margin between 1.50% to 1.75% based on the Company’s leverage ratio.

Revolving Credit Facility

The Revolving Credit Facility matures on January 15, 2022 and bears interest, at the Company’s option, at either an adjusted LIBOR rate plus a margin between 2.00% and 2.50% based on the Company’s leverage ratio, or at a base rate plus a margin between 1.00% and 1.50% based on the Company’s leverage ratio. On a quarterly basis, the Company will also pay a commitment fee of between 37.5 to 50.0 basis points on the average daily unused amount of the Revolving Credit Facility based on the Company’s leverage ratio. As of December 31, 2016, the Company had not drawn any amounts under the Revolving Credit Facility.

Debt Covenants

The 2016 Credit Facility contains affirmative and negative covenants that the Company believes are usual and customary for a senior secured credit agreement. The negative covenants include, among other things, limitations on asset sales, mergers and acquisitions, indebtedness, liens, dividends, investments and transactions with affiliates. The 2016 Credit Facility also requires that the Company comply with a maximum leverage ratio beginning on March 31, 2017. Noncompliance with these debt covenants may result in acceleration of the maturity of the 2016 Credit Facility. The Company was in compliance with its debt covenants as of December 31, 2016.

2016 Debt Refinancing

The 2013 Term Loan required quarterly principal payments of $1.375 million, which began on June 30, 2013. Borrowings under the 2013 Term Loan bore interest at an adjusted LIBOR rate plus a 3.75% margin subject to a 1.0% LIBOR floor. In connection with the Company’s debt refinancing, the 2013 Term Loan was repaid in full and terminated on December 22, 2016.

The 2013 Revolving Credit Facility bore interest equivalent to the rate on the 2013 Term Loan. On a quarterly basis, the Company also paid a commitment fee of between 37.5 to 50.0 basis points on the average daily unused amount of the 2013 Revolving Credit Facility based on the Company’s leverage ratio. In November 2016, the Company drew $110.0 million from the 2013 Revolving Credit Facility which was used, along with cash on hand, to fund the acquisition of Radiant. In connection with the Company’s debt refinancing, the 2013 Revolving Credit Facility was repaid in full and terminated on December 22, 2016.

The Senior Notes bore interest at a fixed annual interest rate of 5.25% payable on February 1 and August 1 of each year. In connection with the Company’s debt refinancing, on December 6, 2016, the Company announced a tender offer to purchase for cash any and all of the $600.0 million aggregate principal amount outstanding of the Senior Notes (“Tender Offer”) at a price of $1,030.92 for each $1,000 principal amount of Senior Notes tendered by December 19, 2016 (the “Early Tender Deadline”) and $1,000.92 for each $1,000 of principal amount of Senior Notes tendered after the Early Tender Deadline. Holders of Senior Notes tendered $565.6 million aggregate principal amount of Senior Notes prior to the Early Tender Deadline and an additional $3.5 million aggregate principal of Senior Notes after the Early Tender Deadline. On December 22, 2016, the Company also delivered a notice to holders of Senior Notes of its intention to redeem on January 23, 2017 any outstanding Senior Notes not tendered and accepted for payment in the Tender Offer at a redemption price of 100% of the Senior Notes to be redeemed, plus an applicable premium of approximately 2.71%. As the notice of redemption is legally irrevocable, all principal amounts to be redeemed and the related premiums are classified as current liabilities within the Consolidated Financial Statements.

In connection with the 2016 debt refinancing activities, the Company recognized $35.7 million as Loss from early extinguishment of debt within the Consolidated Financial Statements comprised of call premiums on the Senior Notes, the write-off of certain unamortized debt issuance costs and discounts, and other costs associated with the refinancing.

Future Debt Payments

The Company’s future debt payments, excluding interest, consisted of the following as of December 31, 2016:

	2016 Credit
(in millions)	Facility	Senior Notes
2017	$12.8	$34.4
2018	12.8	—
2019	12.8	—
2020	12.8	—
2021	12.8	—
Thereafter	1,211.0	—

Total	$1,275.0	$34.4

Interest Expense, net

Interest expense, net consisted of the following:

	For the years ended December 31,
(in millions)	2016	2015	2014
Interest	$58.4	$52.6	$52.6
Accretion of debt discount, debt issuance cost amortization and line of credit fees	7.8	7.2	7.2
Capitalized interest	(48.0)	(30.5)	(52.5)

Interest expense	18.2	29.3	7.3
Interest income	(0.4)	(0.3)	(0.2)

Interest expense, net	$17.8	$29.0	$7.1

NOTE 7. Fair Value of Financial Instruments

The following table provides information about the fair value of liabilities as of December 31, 2016 and 2015:

		Quoted Prices	Other	Significant
	Total Carrying	in Active	Observable	Unobservable
(in millions)	Value	Markets (Level 1)	Inputs (Level 2)	Inputs (Level 3)
Senior Notes at December 31, 2016	$34.4	$—	$35.3	$—
Senior Notes at December 31, 2015	600.0	—	504.0	—
Term Loan at December 31, 2016	1,275.0	—	1,275.0	—
2013 Term Loan at December 31, 2015	534.9	—	524.2	—

NOTE 8. Deferred Revenue

A rollforward of the deferred revenue balance from December 31, 2015 to December 31, 2016 is as follows:

	U.S. Government			Diversified Commercial
	EnhancedView	Value-Added	NextView
(in millions)	SLA	Services	Amortization	DAP	Other	Total
Balance, December 31, 2015	$172.9	$68.9	$73.7	$41.5	$7.3	$364.3
Deferred revenue acquired in Radiant acquisition	—	0.7	—	—	—	0.7
Deferred revenue on cash collections	300.0	55.1	—	76.0	66.6	497.7
Deferred revenue recognized	(337.1)	(60.6)	(15.1)	(80.3)	(66.4)	(559.5)

Balance, December 31, 2016	$135.8	$64.1	$58.6	$37.2	$7.5	$303.2

EnhancedView SLA

EnhancedView SLA deferred revenue arises as a result of revenue recognition occurring based on a proportional performance model, whereby recognition prior to October 1, 2014 was less than cash payments made in the corresponding period. As a result of a material increase in capacity made available to the NGA on October 1, 2014, the Company began to recognize more revenue than it received in cash. There was no deferred revenue arising from performance penalties during the year ended December 31, 2016.

Value-Added Services

The majority of value-added-services deferred revenue relates to the EnhancedView Contract and Global EGD, and is being recognized over the term of the EnhancedView Contract.

NextView

Cash payments received from NGA to offset the construction costs of WorldView-1 as part of the NextView Agreement were recorded as deferred revenue when received and are recognized as revenue ratably over the estimated life of WorldView-1.

Direct Access Program

Deferred revenue under the DAP is comprised of up-front fees paid by the customer for the facility, as well as prepaid access minutes and maintenance.

Other Agreements

The Company enters into various commercial relationships that sometimes include obligations that are paid for in advance and recognized in subsequent reporting periods. These obligations are typically related to the hosting of imagery or the obligation to refresh previously delivered imagery.

NOTE 9. Restructuring Charges

In November 2016, the Company initiated a restructuring plan in conjunction with the acquisition of Radiant, under which the Company may incur up to $4.5 million in an effort to continue to consolidate its real estate footprint and rationalize the Services reporting structure. The Company has incurred $0.8 million under this plan to date and expects to complete the plan by the end of the fourth quarter of 2017.

In October 2015, the Company initiated a restructuring plan, under which the Company incurred $7.8 million in an effort to further reduce global headcount and rationalize its real estate footprint. The Company completed this plan in the fourth quarter of 2016. The components of the restructuring liability, which are included in other accrued liabilities, were as follows:

(in millions)	Severance	Facilities	Other costs	Total
Balance, December 31, 2015	$0.4	$—	$—	$0.4
Provision for restructuring charges	2.4	3.2	—	5.6
Cash payments	(2.7)	(3.2)	—	(5.9)

Balance, December 31, 2016	$0.1	$—	$—	$0.1

In February 2015, the Company initiated a restructuring plan intended to improve its operational efficiency. Under the restructuring plan, the Company reduced global headcount and rationalized its real estate footprint. The Company incurred $7.0 million in restructuring charges as a result of these efforts, which were completed in the first quarter of 2016. The components of the restructuring liability were as follows:

(in millions)	Severance	Facilities	Other costs	Total
Balance, December 31, 2015	$—	$—	$—	$—
Provision for restructuring charges	—	0.2	—	0.2
Cash payments	—	(0.2)	—	(0.2)

Balance, December 31, 2016	$—	$—	$—	$—

Restructuring charges were $6.6 million, $9.0 million, and $1.1 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Note 10. Other Accrued Liabilities

	As of December 31,
(in millions)	2016	2015
Compensation and other employee benefits	$34.4	$13.9
Construction in progress accruals	5.0	8.3
Accrued interest	2.4	13.4
Other accrued expenses	28.9	28.8

Total	$70.7	$64.4

NOTE 11. Income Taxes

The expense for income taxes reflected in the Consolidated Statements of Operations consisted of:

	For the year ended December 31,
(in millions)	2016	2015	2014
Current:
Federal	$—	$—	$—
State	(0.1)	0.1	0.1
Foreign	(0.2)	(0.1)	(0.3)

Total current	(0.3)	—	(0.2)

Deferred:
Federal	(18.5)	(10.8)	(6.3)
State	0.5	1.6	(0.4)

Total deferred	(18.0)	(9.2)	(6.7)

Income tax expense	$(18.3)	$(9.2)	$(6.9)

The Company’s effective tax rate was 37.6%, 27.5% and 27.3% for the years ended December 31, 2016, 2015 and 2014, respectively. The expense for income taxes differs from the amount computed by applying the U.S. federal income tax rate of 35% to income or loss before income taxes as follows:

	For the year ended December 31,
(in millions)	2016	2015	2014
Federal income tax expense	$(17.0)	$(11.4)	$(8.9)
State income tax (expense) benefit, net of federal impact	(1.3)	0.1	(0.3)
State tax benefit due to change in state tax rate	0.6	1.5	—
Section 162(m) limitation	(0.3)	(0.7)	(0.5)
Other non-deductible items	(1.5)	(0.7)	(0.5)
Change in reserves related to settlement with tax authorities	—	—	2.4
Investment loss	—	2.6	—
Research and experimentation tax credit	1.3	1.9	1.4
Change in valuation allowance	—	(2.6)	0.5
Other	(0.1)	0.1	(1.0)

Income tax expense	$(18.3)	$(9.2)	$(6.9)

The Company’s deferred tax assets and liabilities consisted of the following:

	As of December 31,
(in millions)	2016	2015
Long-term deferred tax assets (liabilities), net
Net operating and capital loss carryforwards	$93.0	$106.7
Research and development and other state tax credits	33.5	32.2
Foreign tax credits	6.2	6.1
Compensation accruals	10.1	3.7
Stock-based compensation	10.6	11.0
Deferred revenue	109.6	128.0
Fixed assets	(356.9)	(363.1)
Intangible assets	(27.1)	(6.5)
Other	1.8	0.3
Valuation allowance	(4.8)	(4.8)

Total long-term deferred tax liabilities, net	$(124.0)	$(86.4)

At December 31, 2016, the Company had net-operating-loss (“NOL”) carryforwards for federal and state income tax purposes of approximately $224.6 million and $439.8 million, respectively. Included in this NOL is approximately $5.7 million attributable to tax deductions related to equity compensation in excess of compensation recognized for financial reporting. If unused, the NOL carryforwards will begin to expire during the years 2018 to 2033. A portion of the Company’s NOL carryforwards are subject to the Internal Revenue Code Section 382 limitations. However, the Company expects to fully utilize all of its NOL carryforwards in future periods. At December 31, 2016, the Company had capital-loss carryforwards of $7.2 million, which have a full valuation allowance, as the Company does not anticipate generating capital gains to utilize these losses.

At December 31, 2016, the Company had foreign-tax-credit (“FTC”) carryforwards, federal- research- and development- (“R&D”) tax credits and state tax credits of approximately $6.2 million, $42.4 million and $1.8 million, respectively. If unused, the FTC carryforwards will expire between 2019 and 2025, and the R&D credit carryforwards will expire between 2019 and 2036.

A reconciliation of the Company’s unrecognized tax benefits is as follows:

(in millions)	2016	2015	2014
Balance as of January 1	$10.4	$9.6	$11.5
Additions:
Current year tax positions	0.6	0.5	0.3
Prior year tax positions	—	0.3	0.2
Decreases:
Settlement with taxing authority	—	—	(2.4)

Balance as of December 31	$11.0	$10.4	$9.6

The tax years 1998 through 2015 remain open to examination by the United States taxing jurisdictions to which we are subject. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. The Company did not have any accrued interest or penalties recorded at December 31, 2016. The Company does not anticipate a material change to the unrecognized tax benefits within the next 12 months. If any of the unrecognized tax benefits were recognized, it would favorably affect the Company’s effective tax rate in any future period. While management believes the Company has adequately provided for all tax positions, amounts asserted by taxing authorities could materially differ from its accrued positions as a result of uncertain and complex application of tax regulations. Additionally, the recognition and measurement of certain tax benefits includes estimates and judgment by management and inherently includes subjectivity. Accordingly, additional provisions on tax-related matters could be recorded in the future as revised estimates are made or the underlying matters are settled or otherwise resolved.

NOTE 12. Stock-Based Compensation

The Company grants equity compensation awards from the 2007 Employee Stock Option Plan, as amended (“2007 Plan”). Under the 2007 Plan employees, officers, directors and consultants may be granted qualified and nonqualified stock options to purchase shares of the Company’s common stock, restricted stock, unrestricted shares, stock appreciation rights or shares of the stock itself. To date, issued equity awards have consisted of stock options, restricted stock and unrestricted shares. Under the 2007 Plan, which expires in 2026, the Company is authorized to issue an aggregate total of 9.6 million shares. In connection with the acquisition of GeoEye, the Company issued equity awards to replace the outstanding GeoEye options, restricted stock awards and restricted stock unit awards with similar equity instruments for the Company’s common stock. The number of shares available for grant at December 31, 2016, 2015 and 2014 were 1.7 million, 2.0 million and 2.7 million, respectively. The Company does not currently issue shares from its treasury stock.

The Company recognized total stock-based compensation during the years ended December 31, 2016, 2015 and 2014 of $19.1 million, $19.6 million and $18.9 million, respectively. Stock-based compensation capitalized to assets under construction was less than $1.0 million for each of the years ended December 31, 2016, 2015 and 2014.

Stock Options

There were no options granted to employees during the years ended December 31, 2016, 2015 and 2014. A summary of stock option activity for the year ended December 31, 2016 is presented below:

	Options Outstanding
	Number of Options (in millions)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)(1)
Outstanding — December 31, 2015	1.6	$20.55	4.43	$1.8
Exercised	(0.2)	17.38
Forfeited/Expired	(0.1)	25.89

Outstanding — December 31, 2016	1.3	$20.74	3.50	$10.9

Vested and Expected to Vest — December 31, 2016	1.3	$20.74	3.50	$10.9
Exercisable — December 31, 2016	1.3	$20.74	3.50	$10.9

(1)	Total pretax intrinsic value for stock options with an exercise price less than the Company’s calculated common stock price that option holders would have realized had they exercised their options as of that date.

The intrinsic value of stock options exercised, calculated as the difference between the exercise price and the market price on date of grant, for the years ended December 31, 2016, 2015 and 2014 was $1.4 million, $3.3 million, and $6.6 million, respectively.

Restricted Stock Awards and Restricted Stock Units

A summary of restricted stock activity for the year ended December 31, 2016 is presented below:

	Restricted Stock Awards		Restricted Stock Units
(in millions, except for weighted average grant date fair values)	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested at December 31, 2015	0.1	$14.60	1.7	$32.67
Granted	—	—	1.6	17.04
Forfeited/Cancelled	—	—	(0.4)	31.79
Vested	(0.1)	14.27	(0.4)	30.88

Non-vested at December 31, 2016	—	$—	2.5	$23.24

The Company granted 1.0 million and 0.8 million shares of restricted stock units at a weighted-average price of $30.13 and $37.62, respectively, for the years ended December 31, 2015 and 2014. There were no restricted stock awards granted during the years ended December 31, 2015 and 2014.

The following table includes additional information related to restricted stock awards and restricted stock units:

	Fiscal Years ended December 31,
(in millions, except for weighted average remaining periods)	2016	2015	2014
Fair value of restricted stock awards vested	$1.3	$4.0	$5.6
Fair value of restricted stock units vested	6.2	8.3	6.3
Unrecognized compensation cost for restricted stock awards	—	0.4	2.1
Unrecognized compensation cost for restricted stock units	$30.6	$29.2	$24.0
Weighted average remaining period to expense for restricted stock awards (years)	—	0.3	1.2
Weighted average remaining period to expense for restricted stock units (years)	2.4	2.3	2.3

Of the non-vested restricted stock units outstanding at December 31, 2016, 2015 and 2014, approximately 0.4 million, 0.2 million and 0.1 million shares, respectively, were performance share units where vesting is contingent upon meeting both a service requirement and either an internal financial performance condition or a market-based performance condition. The number of shares granted with an internal financial performance condition are based on a measurement of the Company’s average annual return on invested capital as determined over the three-year vesting period. The number of shares granted with a market-based condition are based on a measurement of the change in the Company’s average stock price compared to the change in value in the Russell 2000 stock index as determined over the three-year vesting period (“Total Shareholder Return Awards”), or the Company’s achievement of certain predetermined stock price hurdles (“Hurdle Awards”) over a four-year period. For the year ended December 31, 2016, awards granted with a market-based performance condition were valued at the date of grant at a weighted average of $16.90 per share using Monte Carlo simulations. For the awards granted with an internal financial performance condition and for Total Shareholder Return Awards, the number of shares that ultimately vest could range from 50% to 200% of the target amount, or zero percent if the minimum threshold is not achieved. Per the terms of the grant of the Hurdle Awards, the number of shares that ultimately vest could be 20%, 60% or 100% of the total shares granted, or zero percent, if the minimum stock price hurdle is not achieved. As of December 31, 2016, the predetermined share price had been achieved for 60% of the Hurdle Awards, with vesting contingent for such portion only upon meeting a service requirement.

During the years ended December 31, 2016, 2015 and 2014, certain participants elected to have the Company withhold shares to pay for minimum taxes due at the time their restricted stock vested. Under the 2007 Plan, shares withheld to pay taxes are accounted for as treasury stock. Under the terms of the equity compensation plans assumed from GeoEye, shares tendered or withheld to pay the employees’ minimum tax liability are cancelled and made available for reissuance, and thus classified as a reduction in additional paid-in capital. The quantity and value of the shares withheld were immaterial.

NOTE 13. Stockholders’ Equity

Share Repurchase Program

The Company’s Board of Directors authorized a program to repurchase up to $335.0 million of the Company’s outstanding common stock through December 31, 2016, excluding broker transaction fees. As of December 31, 2016, the Company has exhausted the share repurchase program and repurchased 15,365,411 shares at an average purchase price of $21.82 per share, for a total of $335.3 million under the plan. The amount purchased to date and the average share price for repurchases includes broker transaction fees of $0.3 million. The Company repurchased shares through open market purchases, and pursuant to Rule 10b5-1, in each case on such terms and at such times as was permitted by applicable securities laws and determined by management.

Series A Convertible Preferred Stock

In January 2013, upon the closing of the acquisition of GeoEye, the Company issued 80,000 shares of Series A Preferred Stock. Cumulative dividends on the Series A Preferred Stock are payable at a rate of five percent per annum on the $1,000 liquidation preference per share. At the Company’s option, dividends may be declared and paid in cash out of funds legally available when declared by the Board of Directors or the Audit Committee of the Board of Directors. If not paid in cash, an amount equal to the cash dividends due is added to the liquidation preference. The Company declared and paid dividends on the Series A Preferred Stock of $4.0 million during each of the years ended December 31, 2016 and 2015. The Series A Preferred Stock is convertible at the option of the holders, at a conversion price of $26.17 per common share, which would convert to 3.1 million shares of common stock of the Company. If at any time after September 22, 2016 the weighted-average price of the Company’s common stock exceeds $45.80 per share, in effect for 30 consecutive trading days, the Company has the option to redeem all of the Series A Preferred Stock at an amount equal to the liquidation preference plus accrued dividends as of the redemption date.

Comprehensive Income

For each of the years ended December 31, 2016, 2015 and 2014, there were no material differences between net income and comprehensive income.

NOTE 14. Earnings Per Share

Basic earnings per share (“EPS”) is computed by dividing the net income available to common stockholders by the weighted average number of common shares outstanding for the period excluding issued, but unvested, restricted shares. Diluted EPS is computed by giving effect to all dilutive potential common stock outstanding during the period, including stock options, restricted stock awards, and restricted stock units. The Company includes as potential common shares the weighted average dilutive effects of outstanding stock options and restricted shares using the treasury stock method. Securities that contain non-forfeitable rights to dividend equivalents, whether paid or unpaid, are participating securities and are required to be included in the computation of basic EPS and dilutive EPS pursuant to the two-class method. Net losses are not allocated to the Company’s participating securities. The shares of the Company’s Series A Preferred Stock are participating securities.

The following table includes the calculation of basic and diluted EPS:

	For the year ended December 31,
(in millions, except per share amounts)	2016	2015	2014
Earnings per share:
Net income	$26.5	$23.3	$18.5
Preferred stock dividends	(4.0)	(4.0)	(4.0)

Net income less preferred stock dividends	22.5	19.3	14.5
Income allocated to participating securities	(1.0)	(0.8)	(0.6)

Net income available to common stockholders	$21.5	$18.5	$13.9

Basic weighted-average number of common shares outstanding	63.1	71.0	74.9
Weighted-average common share equivalents from stock options, restricted stock and convertible preferred stock	0.7	0.5	1.0

Diluted weighted-average number of common shares outstanding	63.8	71.5	75.9

Earnings per share:
Basic	$0.34	$0.26	$0.19

Diluted	$0.34	$0.26	$0.18

The potential common shares from the conversion of Series A Preferred Stock that were excluded from the computation of diluted EPS, due to their anti-dilutive impact on weighted common share equivalents, were 3.1 million for the years ended December 31, 2016, 2015 and 2014. The number of options and non-vested restricted stock awards that were assumed to be repurchased under the treasury stock method were 1.7 million, 2.9 million and 2.9 million for the years ended December 31, 2016, 2015 and 2014, respectively.

NOTE 15. Related-Party Transactions

In the ordinary course of business, the Company is involved in related-party transactions with its equity method investees.

In June 2012, the Company made a small investment for a less than 20% ownership interest in a joint venture in China. The Company sold $10.5 million, $11.8 million and $9.2 million in products and services to the joint venture for the years ended December 31, 2016, 2015 and 2014, respectively. Amounts owed to the Company by the joint venture at December 31, 2016 and 2015 were $3.6 million and $3.0 million, respectively.

In May 2015, in exchange for a 50% equity interest in a joint venture, Vricon, Inc., the Company committed to provide imagery to the joint venture from its imagery archives on an ongoing basis for the purpose of producing photo-realistic three-dimensional products and digital elevation models. Upon formation, the Company contributed $5.0 million in the form of a note receivable to the joint venture, which is due May 2018. The Company provided $10.0 million in equity financing to the joint venture in 2016.

NOTE 16. Commitments and Contingencies

The Company enters into agreements in the ordinary course of business with resellers and others. Most of these agreements require the Company to indemnify the other party against third-party claims alleging that one of its products infringes or misappropriates a patent, copyright, trademark, trade secret or other intellectual property right. Certain of these agreements require the Company to indemnify the other party against claims relating to property damage, personal injury or acts or omissions by the Company, its employees, agents or representatives.

In addition, from time to time the Company has made guarantees regarding the performance of its systems to its customers. Some of these agreements do not limit the maximum potential future payments the Company could be obligated to make. The Company evaluates and estimates potential losses from such indemnification based on the likelihood that the future event will occur. To date, the Company has not incurred any material costs as a result of such obligations and has not accrued any material liabilities related to such indemnification and guarantees in the Company’s financial statements.

The Company has entered into industrial cooperation agreements, sometimes referred to as offset agreements, as a condition to entering into contracts for its products and services from certain customers in foreign countries. These agreements are designed to return economic value to the foreign country and may be satisfied through activities that do not require a direct cash payment, including transferring technology, providing manufacturing, training and other consulting support to in-country projects. These agreements may provide for penalties in the event the Company fails to perform in accordance with offset requirements. The Company has historically not been required to pay any such penalties.

The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

The Company is obligated under certain non-cancelable operating leases for office space and equipment. These office spaces include the Company’s principal production facilities, administrative and executive offices in Westminster, Colorado; Longmont, Colorado; and Herndon, Virginia. The Company also leases a data center and has smaller administrative offices and sales offices located in the United States and internationally. Other commitments are primarily operational commitments related to the Company’s remote ground terminals.

Future minimum lease payments under all non-cancelable capital and operating leases, net of aggregate future minimum non-cancelable sublease rentals, and other commitments, for each of the next five years and thereafter are as follows:

(in millions)	Capital Leases	Operating Leases	Other Commitments
2017	$1.7	$11.7	$52.4
2018	1.7	11.5	22.9
2019	1.5	11.0	18.3
2020	1.2	10.2	16.9
2021	—	9.1	15.2
Thereafter	—	78.0	105.4

Total	$6.1	$131.5	$231.1

Rent expense, net of sublease income, was $12.7 million, $13.5 million and $7.1 million for the years ended December 31, 2016, 2015 and 2014, respectively.

NOTE 17. Significant Customers and Geographic Information

The Company operates in a single segment, in which it provides imagery products and services to customers around the world. The Company uses common infrastructure and technology to collect, process and distribute its imagery products and provide services to all customers, and measures performance based on consolidated operating results and achievement of individual performance goals. The Company has two primary customer groups: U.S. Government and Diversified Commercial. U.S. Government revenue consists primarily of the EnhancedView SLA, other revenue and value-added services, and NextView amortization. Diversified Commercial consists of the following types of customers: DAP, location-based services, international civil government, other international defense and intelligence, energy and other industry verticals.

The following table summarizes revenue for each customer group:

	For the year ended December 31,
(in millions)	2016	2015	2014
U.S. Government	$462.2	$447.6	$395.3
Diversified Commercial	263.2	254.8	259.3

Total	$725.4	$702.4	$654.6

The following table summarizes revenue for each customer group as a percentage of total revenue:

	For the year ended December 31,
(in millions)	2016	2015	2014
U.S. Government	63.7%	63.7%	60.4%
Diversified Commercial	36.3	36.3	39.6

Total	100.0%	100.0%	100.0%

The Company classifies revenue geographically according to the customer address. Total U.S. and international sales were as follows:

	For the year ended December 31,
(in millions)	2016	2015	2014
U.S.	$521.9	$499.4	$456.8
International	203.5	203.0	197.8

Total	$725.4	$702.4	$654.6

Revenue percentages from all customers whose net revenue exceeded 10% of the total Company net revenue were as follows:

	For the year ended December 31,
	2016	2015	2014
U.S. Government	63.7%	63.7%	60.4%

Percentages of accounts receivable, net of allowance for doubtful accounts, for all customers whose receivable exceeded 10% of the net accounts receivable were as follows:

	As of December 31,
	2016	2015
U.S. Government (1)	30.6%	36.6%
DAP Customer (2)	16.5%	N/A

(1)	U.S. Government accounts receivable does not include amounts due from third-party U.S. Government contractors.
(2)	DAP Customer relates to an accounts receivable balance from one DAP customer as of December 31, 2016. The comparative customer accounts receivable balance was less than 10% of the net accounts receivable balance as of December 31, 2015.

NOTE 18. Quarterly Results from Operations (Unaudited)

The following table relates to the Company’s results of operations for each quarter of the years ended December 31, 2016 and 2015. Net income available to common stockholders and earnings per share are computed independently for each quarter presented. Therefore, the sum of the quarterly net income available to common shareholders and the quarterly earnings per share may not equal the total net income available to common shareholders or the total earnings per share amounts for the year, respectively.

	2016
	For the quarters Ended
(in millions, except per share amounts)	December 31,	September 30,	June 30,	March 31,
Revenue	$192.7	$181.8	$175.5	$175.4
Cost of revenue, excluding depreciation and amortization	51.9	39.9	38.1	34.5
Selling, general and administrative	49.4	46.5	42.8	46.4
Depreciation and amortization	64.7	64.6	66.9	71.0
Restructuring charges	1.1	1.0	1.6	2.9

Income from operations	25.6	29.8	26.1	20.6
Loss from early extinguishment of debt	(35.7)	—	—	—
Interest expense, net	(4.0)	(4.0)	(4.7)	(5.1)
Other income, net	0.1	—	—	—

(Loss) income before income taxes	(14.0)	25.8	21.4	15.5
Income tax benefit (expense)	5.1	(9.5)	(7.9)	(6.0)
Equity in earnings from joint venture, net of tax	(0.4)	(1.3)	(1.3)	(0.9)

Net (loss) income	(9.3)	15.0	12.2	8.6
Preferred stock dividends	(1.0)	(1.0)	(1.0)	(1.0)

Net (loss) income less preferred stock dividends	(10.3)	14.0	11.2	7.6
Income allocated to participating securities	—	(0.7)	(0.5)	(0.3)

Net (loss) income available to common stockholders	$(10.3)	$13.3	$10.7	$7.3

Basic (loss) earnings per share	$(0.17)	$0.21	$0.17	$0.11

Diluted (loss) earnings per share	$(0.17)	$0.21	$0.17	$0.11

	2015
	For the quarters ended
(in millions, except per share amounts)	December 31,	September 30,	June 30,	March 31,
Revenue	$181.7	$173.3	$178.0	$169.4
Cost of revenue, excluding depreciation and amortization	34.1	34.3	37.2	39.3
Selling, general and administrative	47.5	49.6	52.9	57.0
Depreciation and amortization	74.3	70.4	68.7	67.3
Restructuring charges	6.0	0.4	0.4	2.2

Income from operations	19.8	18.6	18.8	3.6
Interest expense, net	(5.3)	(5.6)	(5.4)	(12.7)
Other income, net	—	1.6	—	—

Income (loss) before income taxes	14.5	14.6	13.4	(9.1)
Income tax (expense) benefit	(3.4)	(4.6)	(5.4)	4.2
Equity in earnings from joint venture, net of tax	(0.5)	(0.4)	—	—

Net income (loss)	10.6	9.6	8.0	(4.9)
Preferred stock dividends	(1.0)	(1.0)	(1.0)	(1.0)

Net income (loss) less preferred stock dividends	9.6	8.6	7.0	(5.9)
Income allocated to participating securities	(0.4)	(0.4)	(0.3)	—

Net income (loss) available to common stockholders	$9.2	$8.2	$6.7	$(5.9)

Basic earnings (loss) per share	$0.13	$0.12	$0.09	$(0.08)

Diluted earnings (loss) per share	$0.13	$0.12	$0.09	$(0.08)

Note 19. Subsequent Events

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. The Company identified the following as non-recognized subsequent events:

WorldView-4

On November 11, 2016, the Company successfully launched WorldView-4. On February 1, 2017, WorldView-4 was placed into service and commercial operations began. The Company is evaluating the estimated useful life of the satellite, which will be completed in the first quarter of 2017.

Senior Notes

In January 2017, the Company redeemed its remaining outstanding Senior Notes for a total redemption price of $36.1 million, inclusive of accrued interest and related premium as described in Note 6 of the Notes to the Consolidated Financial Statements.

Pending Transaction with MDA

On February 24, 2017, the Company entered into a Merger Agreement with MacDonald, Dettwiler and Associates Ltd., a corporation organized under the laws of British Columbia (“MDA”) upon which DigitalGlobe will become an indirect wholly owned subsidiary of MDA. Under the terms of the Merger Agreement, MDA will provide cash and shares of MDA common stock in exchange for the outstanding common and preferred shares of the Company at the closing date. The Merger is subject to customary closing conditions, including required regulatory approvals and shareholder approval. The Company could be required to pay a termination fee of $85 million if the Company terminates the Merger Agreement under certain circumstances. The Merger is expected to close in the second half of 2017. In connection with the Merger, the Company expects to incur significant expenses such as transaction, professional services, employee-related and other costs. An estimate of those expenses cannot be made at this time.

Condensed Consolidated Interim Financial Statements of

DIGITALGLOBE, INC.

Three and Six Months Ended June 30, 2017 and 2016

(Unaudited)

DigitalGlobe, Inc.

Unaudited Condensed Consolidated Balance Sheets

(in millions, except par value)	June 30, 2017	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$107.3	$109.3
Restricted cash	3.4	2.4
Accounts receivable, net of allowance for doubtful accounts of $1.7 and $1.6, respectively	147.5	114.6
Deferred contract costs	12.5	10.3
Prepaid and other current assets	19.9	23.8

Total current assets	290.6	260.4
Property and equipment, net of accumulated depreciation of $1,544.7 and $1,387.8, respectively	1,885.6	2,002.5
Goodwill	578.1	578.1
Intangible assets, net of accumulated amortization of $47.6 and $39.0, respectively	78.4	87.0
Long-term restricted cash	8.6	4.8
Long-term deferred contract costs	48.8	49.3
Other assets	32.1	27.8

Total assets	$2,922.2	$3,009.9

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$11.2	$15.0
Current portion of long-term debt	12.8	47.2
Deferred revenue	85.9	86.3
Other accrued liabilities	50.8	70.7

Total current liabilities	160.7	219.2
Long-term debt, net of discount and debt issuance costs	1,237.7	1,242.1
Deferred revenue, non-current	181.9	216.9
Deferred income taxes, net, non-current	119.8	124.0
Other liabilities	37.0	34.8

Total liabilities	$1,737.1	$1,837.0

COMMITMENTS AND CONTINGENCIES (Note 13)
STOCKHOLDERS’ EQUITY
Stockholders’ equity:
Series A convertible preferred stock, $0.001 par value; 0.08 shares authorized; 0.08 shares issued and outstanding at June 30, 2017 and December 31, 2016	—	—
Common stock; $0.001 par value; 250.0 shares authorized; 77.9 shares issued and 62.3 shares outstanding at June 30, 2017 and 77.0 shares issued and 61.4 shares outstanding at December 31, 2016	0.2	0.2
Treasury stock, at cost; 15.6 shares at June 30, 2017 and December 31, 2016	(342.0)	(342.0)
Additional paid-in capital	1,527.9	1,518.3
Accumulated deficit	(1.0)	(3.6)

Total stockholders’ equity	1,185.1	1,172.9

Total liabilities and stockholders’ equity	$2,922.2	$3,009.9

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

DigitalGlobe, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

	For the six months ended
	June 30,
(in millions)	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$0.5	$20.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	165.8	137.9
Stock-based compensation expense, net of capitalized stock-based compensation expense	12.3	8.3
Amortization of aerial image library, deferred contract costs and lease incentive	6.1	8.4
Deferred income taxes	(2.1)	14.0
Amortization of debt issuance costs, accretion of debt discount, and other	1.6	6.0
Changes in working capital:
Accounts receivable, net	(32.9)	(8.5)
Deferred contract costs	(9.1)	(8.0)
Other current and non-current assets	(0.1)	(2.4)
Accounts payable	(3.8)	5.7
Accrued liabilities	(17.5)	(4.1)
Deferred revenue	(35.4)	(27.4)

Net cash flows provided by operating activities	85.4	150.7

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(35.8)	(85.8)
Investment in joint venture	—	(7.5)

Net cash flows used in investing activities	(35.8)	(93.3)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of debt and capital lease obligations	(42.7)	(3.9)
Repurchase of common stock	—	(76.8)
Value of shares surrendered to satisfy employee tax obligations	(7.4)	(2.0)
Proceeds from exercise of stock options and other	3.3	(0.8)

Net cash flows used in financing activities	(46.8)	(83.5)

Net increase (decrease) in cash, cash equivalents and restricted cash	2.8	(26.1)
Cash, cash equivalents and restricted cash, beginning of period	116.5	134.0

Cash, cash equivalents and restricted cash, end of period	$119.3	$107.9

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized amounts of $5.1 and $21.8, respectively	21.0	7.4
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Changes to accruals for capital expenditures, including interest, and additions to capital lease obligations	(4.0)	0.4
Non-cash preferred stock dividend accrual	(1.0)	(1.0)

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

NOTE 1. General Information

DigitalGlobe, Inc., together with its consolidated subsidiaries (“DigitalGlobe,” and “Company”), is a global leader in Earth imagery and information about our changing planet, with unique capabilities that enable users to analyze and extract information from imagery at global scale. Sourced from its own advanced satellite constellation and third-party providers, DigitalGlobe’s imagery solutions and other services provide customers with accurate and mission-critical information about our changing planet, and support a wide variety of uses, including mission-planning, mapping and analysis, environmental monitoring, oil and gas exploration, and infrastructure management. Additionally, more than one thousand developers are building new applications and machine learning algorithms on DigitalGlobe’s Geospatial Big Data platform and in the Company’s recently expanded Services business. Each day users depend on DigitalGlobe to better understand our changing planet in order to save lives, resources and time.

DigitalGlobe’s principal customers include U.S. and foreign governments, location-based services (“LBS”) providers, and those in energy and other industry verticals. The imagery that forms the foundation of the Company’s products, services and analysis is collected daily from DigitalGlobe’s constellation of high-resolution imaging satellites and maintained in the Company’s imagery archives (“ImageLibrary”).

NOTE 2. Summary of Significant Accounting Policies

Basis of Presentation

The Unaudited Condensed Consolidated Financial Statements include the accounts of DigitalGlobe, Inc. and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

The Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In management’s opinion, all adjustments of a normal recurring nature that are necessary for a fair statement of the accompanying Unaudited Condensed Consolidated Financial Statements have been included. The results of operations for the six months ended June 30, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017 or for any future period.

These Unaudited Condensed Consolidated Financial Statements should be read in conjunction with the Company’s annual audited consolidated financial statements and notes thereto included in the Company’s most recent Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission. The December 31, 2016 Condensed Consolidated Balance Sheet was derived from the Company’s annual audited financial statements, but does not include all disclosures required in the annual financial statements prepared in accordance with U.S. GAAP. Certain prior period amounts have been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities at the reporting date, and amounts of revenue and expenses during the periods presented. Due to the inherent uncertainties in making estimates, actual results could differ materially from those estimates and such differences may be material to the Unaudited Condensed Consolidated Financial Statements.

Comprehensive Income

For the three and six months ended June 30, 2017 and 2016, there were no material differences between net income and comprehensive income.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

Standard	Description and Impact on the Financial Statements
ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash	This standard is intended to reduce the diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The standard requires that a statement of cash flows explain the change during the period in the total cash, cash equivalents and amounts generally described as restricted cash or restricted-cash equivalents. Therefore, amounts generally described as restricted cash and restricted-cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company retrospectively adopted Accounting Standards Update (“ASU”) 2016-18 on January 1, 2017, and this adoption did not have a material impact on its Consolidated Financial Statements and related disclosures.

ASU 2016-09, Improvements to Employee Share-Based Payment Accounting	This standard simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Entities will be required to recognize the income tax effects of awards in the income statement when the awards vest or are settled. The Company adopted ASU 2016-09 on January 1, 2017, and it did not have a material impact on its Consolidated Financial Statements and related disclosures.

Standards Not Yet Adopted

Standard	Description
ASU 2014-09, Revenue from Contracts with Customers (Topic 606)

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (“Topic 606”), a new revenue recognition model that will replace nearly all existing revenue recognition guidance under U.S. GAAP. Under Topic 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. Topic 606 requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company is planning to adopt Topic 606, including several amendments issued by the FASB, on January 1, 2018.

The new standard permits i) retrospective adoption, under which each prior reporting period presented will be presented as if the new standard had always been applied, or ii) adoption by recognizing the cumulative effect of applying the guidance to all prior activity at the date of initial application. Management currently anticipates adopting the standard using the full retrospective method; however, the Company’s ability to do so is dependent on system readiness and whether the Company has the information necessary to apply Topic 606 to prior periods.

The Company is still in the process of evaluating the effects of adopting Topic 606. However, management has completed its initial review of the EnhancedView Contract (“EnhancedView Contract”) with the United States National Geospatial-Intelligence Agency (“NGA”), the NextView Agreement and Direct Access Program (“DAP”) contracts. Revenue from these sources represented 58% of DigitalGlobe’s revenue for the six months ended June 30, 2017. While the Company has not quantified the effects of anticipated changes to reflect Topic 606, the Company’s initial conclusions are summarized below:

•    U.S. Government – Management expects the recognition of NextView amortization (as defined in Note 14 of the Notes to the Unaudited Condensed Consolidated Financial Statements) to differ because management believes the EnhancedView Contract would be considered a modification to the NextView Agreement. This is expected to result in NextView amortization being recognized as capacity is provided to the NGA over the term of the EnhancedView Contract as opposed to being recognized straight-line over the estimated useful life of WorldView-1.

•    DAP – Under Topic 606, customer facility payments are expected to be recognized over the life of the related contract, which will be a shorter recognition period than the current practice of recognizing the payments over the longest estimated remaining useful life of the satellites accessed by the customer. In addition, while direct incremental costs incurred in the construction of the facility will continue to be deferred under the new standard, the period over which these costs are recognized may change.

Management will continue to evaluate Topic 606 (including how it may impact other customer contracts) and the resulting impact to the Consolidated Financial Statements through the date of adoption.

ASU 2016-02, Leases (Topic 842)	This standard requires lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets. The new guidance also requires additional disclosure regarding leasing arrangements. This standard requires the use of a modified retrospective transition method and is effective for the Company beginning January 1, 2019. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-02 will have on the Consolidated Financial Statements and related disclosures.

NOTE 3. Property and Equipment

Property and equipment consisted of the following:

	Depreciable Life
(in millions)	(in years)	June 30, 2017	December 31, 2016
Satellites	9 - 13	$2,681.9	$1,797.7
Construction in progress	-	24.4	948.5
Computer equipment and software	3 - 12	558.7	484.8
Machinery and equipment, including ground terminals	5 - 7	109.1	103.3
Leasehold improvements	3 - 15	51.2	51.1
Furniture, fixtures and other	5 - 7	5.0	4.9

Total property and equipment		3,430.3	3,390.3
Accumulated depreciation		(1,544.7)	(1,387.8)

Property and equipment, net		$1,885.6	$2,002.5

Depreciation expense for property and equipment, inclusive of losses on disposals of assets, was $82.0 million and $65.0 million for the three months ended June 30, 2017 and 2016, respectively, and $157.2 million and $133.7 million for the six months ended June 30, 2017 and 2016, respectively.

Satellite Constellation

As of June 30, 2017, the Company operated a constellation of five in-orbit and fully commissioned satellites: GeoEye-1, WorldView-1, WorldView-2, WorldView-3, and WorldView-4. The net book value of each in-orbit satellite was as follows:

		June 30, 2017			December 31, 2016
	Depreciable	Gross		Net	Gross		Net
	Life	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
(in millions)	(in years)	Amount	Depreciation	Amount	Amount	Depreciation	Amount
GeoEye-1	9.0	$211.8	$(187.1)	$24.7	$211.8	$(165.9)	$45.9
WorldView-1	13.0	473.2	(383.4)	89.8	473.2	(370.1)	103.1
WorldView-2	13.0	463.2	(287.7)	175.5	463.2	(271.7)	191.5
WorldView-3	11.5	649.5	(155.3)	494.2	649.5	(127.1)	522.4
WorldView-4	10.5	884.2	(35.1)	849.1	—	—	—

Satellites, net		$2,681.9	$(1,048.6)	$1,633.3	$1,797.7	$(934.8)	$862.9

On February 1, 2017, WorldView-4 was placed into service and commercial operations began. As a result, the Company began depreciating the satellite based on its estimated useful life of 10.5 years.

NOTE 4. Business Acquisitions

In November 2016, the Company acquired all of the outstanding shares of The Radiant Group, Inc. for aggregate cash consideration, net of cash acquired, of $135.1 million. As a result of the transaction, the Company recognized $90.0 million of goodwill (not deductible for tax purposes), $62.1 million of acquired intangible assets and $17.0 million of net liabilities excluding cash acquired, which were primarily comprised of deferred tax liabilities. The Company’s valuation of the acquired assets and liabilities will be completed within one year of the acquisition and the actual fair values may differ significantly from these preliminary estimates.

NOTE 5. Goodwill and Intangible Assets

There have been no changes in the Company’s goodwill of $578.1 million from December 31, 2016 to June 30, 2017.

Intangible assets consisted of the following:

		June 30, 2017			December 31, 2016
		Gross		Net	Gross		Net
	Useful Life	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
(in millions)	(in years)	Amount	Amortization	Amount	Amount	Amortization	Amount
Customer relationships	10 - 12	$62.5	$(11.4)	$51.1	$62.5	$(8.7)	$53.8
Technology	3 - 5	50.7	(27.2)	23.5	50.7	(22.2)	28.5
Trademarks	3	9.7	(6.5)	3.2	9.7	(5.7)	4.0
FCC licenses and other	2 - 20	3.1	(2.5)	0.6	3.1	(2.4)	0.7

Total		$126.0	$(47.6)	$78.4	$126.0	$(39.0)	$87.0

Intangible asset amortization expense was $4.3 million and $1.9 million for the three months ended June 30, 2017 and 2016, respectively, and $8.6 million and $4.2 million for the six months ended June 30, 2017 and 2016, respectively.

The estimated annual amortization expense for acquired intangible assets for each of the next five years and thereafter is as follows:

(in millions)	Amount
Remainder of 2017	$8.5
2018	12.2
2019	11.4
2020	9.9
2021	9.4
Thereafter	27.0

Total	$78.4

NOTE 6. Debt

The Company’s debt obligations consist of a $1.275 billion Senior Secured Term Loan Facility (“Term Loan”) and a $200.0 million Senior Secured Revolving Credit Facility (“Revolving Credit Facility,” and together with the Term Loan, the “2016 Credit Facility”). As of June 30, 2017, the Company had not drawn any amounts under the Revolving Credit Facility. The 2016 Credit Facility requires that the Company comply with a maximum leverage ratio. The Company was in compliance with its debt covenants as of June 30, 2017.

In December 2016, the Company commenced a tender offer for the $600.0 million aggregate principal amount of its outstanding 5.25% senior notes due February 1, 2021 (“Senior Notes”). In January 2017, the Company completed the subsequent redemption of the remaining outstanding Senior Notes for a total redemption price of $36.1 million, inclusive of accrued interest and related premiums.

The following table provides a summary of the Company’s long-term debt:

(in millions)	June 30, 2017	December 31, 2016
Term Loan due January 15, 2024	$1,268.6	$1,275.0
Senior Notes due February 1, 2021	—	34.4

Total borrowings	1,268.6	1,309.4
Less: unamortized discounts and issuance costs	(18.1)	(20.1)

Total borrowings, net	1,250.5	1,289.3
Less: current maturities of long-term debt	(12.8)	(47.2)

Total long-term debt, net	$1,237.7	$1,242.1

The Company’s future debt payments, excluding interest payments, consisted of the following as of June 30, 2017:

(in millions)	Amount
Remainder of 2017	$6.4
2018	12.8
2019	12.8
2020	12.8
2021	12.8
Thereafter	1,211.0

Total	$1,268.6

Interest expense, net consisted of the following:

	For the three months ended		For the six months ended
	June 30,		June 30,
(in millions)	2017	2016	2017	2016
Interest	$12.3	$14.5	$23.8	$28.9
Accretion of debt discount, debt issuance cost amortization and line of credit fees	1.1	2.0	2.3	4.0
Capitalized interest	—	(11.7)	(3.1)	(22.9)

Interest expense	$13.4	$4.8	$23.0	$10.0
Interest income	(0.1)	(0.1)	(0.2)	(0.2)

Interest expense, net	$13.3	$4.7	$22.8	$9.8

NOTE 7. Fair Value of Financial Instruments

The fair value of long-term debt, estimated using inputs that incorporate certain active market quotations based upon trading activity among lenders as well as other indirect inputs, was $1,268.6 million and $1,310.3 million at June 30, 2017 and December 31, 2016, respectively, and is classified within Level 2 of the valuation hierarchy. Cash equivalents primarily consist of demand deposit money market accounts. The carrying values of cash and cash equivalents, receivables, other current assets, accounts payable and accrued liabilities approximate fair value.

NOTE 8. Deferred Revenue

A rollforward of deferred revenue from December 31, 2016 to June 30, 2017 is as follows:

	U.S. Government			Diversified Commercial
		Value-
	Enhanced	Added	NextView
(in millions)	View SLA	Services	Amortization	DAP	Other	Total
December 31, 2016	$135.8	$64.1	$58.6	$37.2	$7.5	$303.2
Deferred revenue on cash collections	150.0	29.3	—	39.6	37.6	256.5
Deferred revenue recognized	(168.6)	(33.1)	(7.6)	(46.2)	(36.4)	(291.9)

June 30, 2017	$117.2	$60.3	$51.0	$30.6	$8.7	$267.8

NOTE 9. Income Taxes

The Company’s effective tax rate is estimated based upon the effective tax rate expected to be applicable for the full year. The effective tax rate differed from the statutory federal rate of 35.0% primarily as a result of several immaterial discrete items.

NOTE 10. Stock-Based Compensation

During the six months ended June 30, 2017, the Company awarded 0.9 million unvested restricted stock units at an average grant date fair value of $29.89 per share. Of this amount, 0.3 million stock units represent performance shares that are subject to service, performance and market vesting conditions with an average grant date fair value of $33.73 per share. The Company did not grant any stock options during the six months ended June 30, 2017.

Stock-based compensation expense, net of amounts capitalized to assets under construction, was $5.7 million and $4.3 million during the three months ended June 30, 2017 and 2016, respectively, and $12.3 million and $8.3 million during the six months ended June 30, 2017 and 2016, respectively.

As of June 30, 2017, unrecognized compensation expense related to unvested restricted stock awards and units, including those subject to service, performance and market vesting conditions, was $42.9 million, net of estimated forfeitures, to be recognized over a weighted-average remaining vesting period of 2.5 years.

As of June 30, 2017, the number of options outstanding and exercisable were 1.0 million at a weighted-average exercise price of $20.37 per share.

Most participants elect to have the Company withhold shares to pay for minimum taxes due at the time their restricted stock vests. The value of shares surrendered to satisfy employee tax obligations was $7.4 million and $2.0 million for the six months ended June 30, 2017 and 2016, respectively.

NOTE 11. Earnings (Loss) Per Share

The following table sets forth the computations of basic and diluted earnings (loss) per share:

	For the three months ended		For the six months ended
	June 30,		June 30,
(in millions, except per share data)	2017	2016	2017	2016
Earnings (loss) per share:
Net income	$2.7	$12.2	$0.5	$20.8
Preferred stock dividends	(1.0)	(1.0)	(2.0)	(2.0)

Net income less preferred stock dividends	1.7	11.2	(1.5)	18.8
Income allocated to participating securities	(0.1)	(0.5)	—	(0.9)

Net income (loss) available to common stockholders	$1.6	$10.7	$(1.5)	$17.9

Basic weighted average number of common shares outstanding	62.1	62.9	61.9	63.9
Weighted-average common share equivalents from stock options, restricted stock and convertible preferred stock	1.2	0.5	—	0.3

Diluted weighted average number of common shares outstanding	63.3	63.4	61.9	64.2

Earnings (loss) per share:
Basic	$0.03	$0.17	$(0.02)	$0.28

Diluted	$0.03	$0.17	$(0.02)	$0.28

The potential common shares from the conversion of Series A Convertible Preferred Stock that were excluded from the computation of diluted earnings per share, due to their anti-dilutive impact on weighted common share equivalents, were 3.1 million for each of the three and six month periods ended June 30, 2017 and 2016.

The number of stock options and non-vested restricted stock awards and units that were excluded from the computation of diluted earnings per share because they were assumed to be repurchased under the treasury stock method were 0.7 million and 2.0 million for the three month periods ended June 30, 2017 and 2016, respectively, and 2.3 million for the six month period ended June 30, 2016. Due to the Company’s net loss after deducting preferred stock dividends for the six month period ended June 30, 2017, potentially dilutive shares were not included in the calculation of diluted loss per share as their effect would have been anti-dilutive.

NOTE 12. Related-Party Transactions

In the ordinary course of business, the Company is involved in related-party transactions with its equity method investees.

In June 2012, the Company made a small investment in a joint venture in China. The Company sold $2.2 million and $1.9 million in products and services to the joint venture for the three months ended June 30, 2017 and 2016, respectively, and $4.2 million and $4.1 million for the six months ended June 30, 2017 and 2016, respectively. Amounts owed to the Company by the joint venture at June 30, 2017 and December 31, 2016 were $5.1 million and $3.6 million, respectively.

In May 2015, in exchange for a 50% equity interest in a joint venture, Vricon, Inc., the Company committed to provide imagery to the joint venture from the Company’s ImageLibrary on an ongoing basis for the purpose of producing photo-realistic three-dimensional products and digital elevation models. Upon formation, the Company contributed $5.0 million in the form of a note receivable to the joint venture, which is due May 2018. The Company provided $7.5 million in equity financing to the joint venture during the first quarter of 2016 and provided an additional $2.5 million during the third quarter of 2016.

NOTE 13. Commitments and Contingencies

The Company enters into agreements in the ordinary course of business with resellers and others. Most of these agreements require the Company to indemnify the other party against third-party claims alleging that one of the Company’s products infringes or misappropriates a patent, copyright, trademark, trade secret or other intellectual property right. Certain of these agreements require the Company to indemnify the other party against claims relating to property damage, personal injury or acts or omissions by the Company, its employees, agents or representatives.

In addition, the Company has made guarantees regarding the performance of its systems to its customers. Some of these agreements do not limit the maximum potential future payments the Company could be obligated to make. The Company evaluates and estimates potential losses from such indemnification based on the likelihood that the future event will occur. To date, the Company has not incurred any material costs as a result of such obligations and has not accrued any material liabilities related to such indemnification and guarantees in the Company’s financial statements.

The Company has entered into industrial cooperation agreements, sometimes referred to as offset agreements, as a condition to entering into contracts for its products and services from certain customers in foreign countries. These agreements are designed to return economic value to the foreign country and may be satisfied through activities that do not require a direct cash payment, including transferring technology, providing manufacturing, training and other consulting support to in-country projects. These agreements may provide for penalties in the event the Company fails to perform in accordance with offset requirements. The Company has historically not been required to pay any such penalties.

The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management does not expect that the amounts of losses and other costs to resolve these matters will have a material adverse effect on its consolidated financial position, results of operations or cash flows.

Additionally, DigitalGlobe and its Board of Directors are named as defendants in six putative class action lawsuits filed by purported stockholders of DigitalGlobe that challenge the upcoming merger with MacDonald, Dettwiler and Associates Ltd. (“MDA”). The lawsuits include George Assad v. DigitalGlobe, Inc., et al., Case No. 1:17-cv-01097-PAB-NYW, Jeweltex Manufacturing Inc. Retirement Plan v. DigitalGlobe, Inc., et al., Case No. 1:17-cv-01140-PAB-NYW, Royce Bussey v. DigitalGlobe, Inc., et al., Case No. 1:17-cv-01159-PAB-NYW, Dane Gussin v. DigitalGlobe, Inc., et al., Case No. 1:17-cv-01190-PAB-NYW Stuart Zand v. DigitalGlobe, Inc., et al., Case No. 1:17-cv-01570-PAB-NYW, and Matthew Machion v. DigitalGlobe, Inc., Case No. 1:17-cv-01692-NYW et al., all filed in the U.S. District Court for the District Court of Colorado except for Stuart Zand (filed in the U.S. District Court for the District of Delaware and subsequently transferred to U.S. District Court for the District Court of Colorado). The complaints allege, among other things, that in connection with MDA’s proposed acquisition of DigitalGlobe, DigitalGlobe and its Board of Directors purportedly agreed to a supposedly inadequate price for the DigitalGlobe capital stock, omitted to disclose information in the F-4 registration statement necessary to make the statements therein not materially false or misleading, and potentially engaged in self-dealing. MDA is named as a defendant in three of the lawsuits; SSL MDA Holdings, Inc., a wholly-owned subsidiary of MDA, and Merlin Merger Sub, Inc., a wholly-owned subsidiary of SSL MDA Holdings, Inc., are named as defendants in two of the lawsuits. Plaintiffs seek as relief, among other things, declaratory and injunctive relief, including enjoining or rescinding the transaction and rescissory damages to the extent already implemented, an order directing the dissemination of a registration statement that is not false or misleading, and an award of attorneys’ and experts’ fees. On June 5, 2017, and June 14, 2017, plaintiffs in Zand and Gussin, respectively, filed motions for preliminary injunction to enjoin the merger until supplemental disclosures have been made to address the alleged omissions in the F-4 registration statement. On July 14, 2017, the court held a consolidated hearing on both motions, and took the motions under submission. On July 21, 2017, these motions for preliminary injunction were denied by the court. While it is too early to predict the outcome of litigation or a reasonable range of potential losses, DigitalGlobe and MDA believe these lawsuits are without merit. Additional lawsuits arising out of or relating to the merger agreement or the merger may be filed in the future.

NOTE 14. Significant Customers and Geographic Information

The Company operates in a single segment, in which it provides imagery products and services to customers around the world. The Company uses common infrastructure and technology to collect, process and distribute its imagery products and provide services to all customers, and measures performance based on consolidated operating results and achievement of individual strategic objectives and performance goals.

The Company has two primary customer groups: U.S. Government and Diversified Commercial. U.S. Government revenue consists primarily of the EnhancedView Service Level Agreement (“EnhancedView SLA”) with the NGA, other revenue and value-added services, and amortization of payments received from the NGA to offset the construction costs of WorldView-1 under the NextView agreement (“NextView amortization”). Diversified Commercial consists of the following types of customers: DAP, LBS, international civil government, other international defense and intelligence, energy and other industry verticals.

The following table summarizes revenue for each customer group:

	For the three months ended		For the six months ended
	June 30,		June 30,
(in millions)	2017	2016	2017	2016
U.S. Government	$149.5	$111.9	$287.8	$222.2
Diversified Commercial	76.2	63.6	147.6	128.7

Total	$225.7	$175.5	$435.4	$350.9

The Company classifies revenue geographically according to the customer address. U.S. and international sales were as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
(in millions)	2017	2016	2017	2016
U.S.	$166.5	$126.5	$318.9	$248.1
International	59.2	49.0	116.5	102.8

Total	$225.7	$175.5	$435.4	$350.9